SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

ITEM

1 Translation of Condensed Interim Consolidated Financial Statements as of September 30, 2016 and Comparative Information.

SOCIEDAD ANONIMA

Condensed Interim Consolidated

Financial Statements as of September 30, 2016

and Comparative Information

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2016 AND COMPARATIVE INFORMATION

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

Macacha Güemes 515 – Autonomous City of Buenos Aires, Argentina

FISCAL YEAR NUMBER 40

BEGINNING ON JANUARY 1, 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2016

AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2016 AND COMPARATIVE INFORMATION

LEGAL INFORMATION

Principal business of the Company: exploration, development and production of oil, natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals, chemicals and non-fossil fuels, biofuels and their components; production of electric power from hydrocarbons; rendering telecommunications services, as well as the production, industrialization, processing, marketing, preparation services, transportation and storage of grains and their derivatives.

Filing with the Public Register: Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume “A”, Corporations, with the Public Registry of Buenos Aires City, in charge of Inspección General de Justicia (Argentine Registrar of Companies); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5109, Book 113, Volume “A”, Corporations, with the above mentioned Registry.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 29, 2016.(1)

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated (modified by Law No. 26,831).

Capital structure as of September 30, 2016

(expressed in Argentine pesos)

– Subscribed, paid-in and authorized for stock exchange listing	3,933,127,930	(2)

(1)	In process of registration with the Argentine Securities Commission
(2)	Represented by 393,312,793 shares of common stock, Argentine pesos 10 par value and 1 vote per share

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b)

	Notes	September 30, 2016	December 31, 2015
ASSETS
Noncurrent assets
Intangible assets	7.a	8,644	7,279
Property, plant and equipment	7.b	287,082	270,905
Investments in associates and joint ventures	7.c	5,095	4,372
Deferred income tax assets, net	7.i	506	954
Other receivables	7.e	3,998	2,501
Trade receivables	7.f	226	469
Investments in financial assets	6	7,353	—

Total noncurrent assets		312,904	286,480

Current assets
Inventories	7.d	22,703	19,258
Other receivables	7.e	12,190	19,413
Trade receivables	7.f	31,119	22,111
Investments in financial assets	6	7,380	804
Cash and cash equivalents	7.g	17,634	15,387

Total current assets		91,026	76,973

TOTAL ASSETS		403,930	363,453

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,359	10,349
Reserves, other comprehensive income and retained earnings		101,781	110,064

Shareholders’ equity attributable to the shareholders of the parent company		112,140	120,413

Non-controlling interest		(148)	48

TOTAL SHAREHOLDERS’ EQUITY		111,992	120,461

LIABILITIES
Noncurrent liabilities
Provisions	7.h	43,246	39,623
Deferred income tax liabilities, net	7.i	42,973	44,812
Taxes payable		106	207
Loans	7.j	121,226	77,934
Accounts payable	7.k	626	625

Total noncurrent liabilities		208,177	163,201

Current liabilities
Provisions	7.h	1,848	2,009
Income tax liability		154	1,487
Taxes payable		6,164	6,047
Salaries and social security		2,734	2,452
Loans	7.j	30,113	27,817
Accounts payable	7.k	42,748	39,979

Total current liabilities		83,761	79,791

TOTAL LIABILITIES		291,938	242,992

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		403,930	363,453

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE-MONTH AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b)

		For the nine-month period ended September 30,		For the three-month period ended September 30,
	Notes	2016	2015	2016	2015
Revenues	7.l	155,542	115,190	55,849	40,056
Costs	7.m	(130,978)	(86,756)	(48,028)	(29,795)

Gross profit		24,564	28,434	7,821	10,261

Selling expenses	7.n	(10,678)	(8,065)	(3,934)	(2,587)
Administrative expenses	7.n	(5,258)	(3,857)	(1,939)	(1,301)
Exploration expenses	7.n	(1,504)	(1,760)	(312)	(1,182)
Impairment of property, plant and equipment	1.c	(36,188)	—	(36,188)	—
Other operating results, net	7.o	1,422	926	(26)	440

Operating (loss) profit		(27,642)	15,678	(34,578)	5,631

Income on investments in associates and joint ventures	7.c	373	52	110	36
Finance income	7.p	12,592	5,483	1,483	1,846
Finance cost	7.p	(18,234)	(8,024)	(6,064)	(2,759)
Other financial results	7.p	1,709	532	1,290	212

Financial results, net	7.p	(3,933)	(2,009)	(3,291)	(701)

Net (loss) profit before income tax		(31,202)	13,721	(37,759)	4,966

Income tax	7.i	1,048	(7,430)	7,503	(3,082)

Net (loss) profit for the period		(30,154)	6,291	(30,256)	1,884

Net (loss) profit for the period attributable to:
- Shareholders of the parent company		(29,958)	6,274	(30,211)	1,850
- Non-controlling interest		(196)	17	(45)	34
Net (losses) earnings per share attributable to shareholders of the parent company basic and diluted	10	(76.49)	16.00	(77.14)	4.72
Other comprehensive income
Translation differences from investments in associates and joint ventures (1)		(708)	(292)	(92)	(127)
Translation differences from YPF S.A. (2)		23,272	8,521	2,940	3,333

Total other comprehensive income for the period (3)		22,564	8,229	2,848	3,206

Comprehensive (loss) profit for the period		(7,590)	14,520	(27,408)	5,090

(1)	Will be reversed to net income at the moment of the sale of the investment or full or partial reimbursement of the capital.
(2)	Will not be reversed to net income.
(3)	Entirely assigned to the parent company’s shareholders.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b)

	For the nine-month period ended September 30, 2016
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Amount at beginning of year	3,922	6,083	11	18	67	(277)	(115)	640	10,349
Accrual of share-based benefit plans	—	—	—	—	108	—	—	—	108
Repurchase of treasury shares	(2)	(3)	2	3	—	(50)	—	—	(50)
Settlement of share-based benefit plans(3)	3	5	(3)	(5)	(152)	169	(65)	—	(48)
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 29, 2016(2)	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors of June 9, 2016 (2)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—

Amount at end of period	3,923	6,085	10	16	23	(158)	(180)	640	10,359

	For the nine-month period ended September 30, 2016
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Amount at beginning of year	2,007	5	21,264	440	3,648	78,115		4,585	120,413	48	120,461
Accrual of share-based benefit plans	—	—	—	—	—	—		—	108	—	108
Repurchase of treasury shares	—	—	—	—	—	—		—	(50)	—	(50)
Settlement of share-based benefit plans(3)	—	—	—	—	—	—		—	(48)	—	(48)
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 29, 2016(2)	—	889	3,640	50	—	—		(4,579)	—	—	—
As decided by the Board of Directors of June 9, 2016 (2)	—	(889)	—	—	—	—		—	(889)	—	(889)
Other comprehensive income	—	—	—	—	—	22,564		—	22,564	—	22,564
Net loss	—	—	—	—	—	—		(29,958)	(29,958)	(196)	(30,154)

Amount at end of period	2,007	5	24,904	490	3,648	100,679	(1)	(29,952)	112,140	(148)	111,992

(1)	Includes 104,254 corresponding to the effect of the translation of the financial statements of YPF S.A. and (3,575) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than U.S. dollars, as detailed in Note 1.b.1) to the annual consolidated financial statements.
(2)	See Note 9.
(3)	Net of employee income tax withholding related to share-based benefit plans.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015 (Cont.)

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b)

	For the nine-month period ended September 30, 2015
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Amount at beginning of year	3,922	6,083	11	18	51	(310)	(15)	640	10,400
Accrual of share-based benefit plans	—	—	—	—	89	—	—	—	89
Repurchase of treasury shares	(4)	(6)	4	6	—	(119)	—	—	(119)
Contributions of non-controlling interest	—	—	—	—	—	—	—	—	—
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2015	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors of June 8, 2015					—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Amount at end of period	3,918	6,077	15	24	140	(429)	(15)	640	10,370

	For the nine-month period ended September 30, 2015
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Amount at beginning of year	2,007	5	12,854	320	3,648	34,363		9,033	72,630	151	72,781
Accrual of share-based benefit plans	—	—	—	—	—	—		—	89	—	89
Repurchase of treasury shares	—	—	—	—	—	—		—	(119)	—	(119)
Contributions of non-controlling interest	—	—	—	—	—	—		—	—	50	50
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2015	—	503	8,410	120	—	—		(9,033)	—	—	—
As decided by the Board of Directors of June 8, 2015	—	(503)	—	—	—	—		—	(503)	—	(503)
Other comprehensive income	—	—	—	—	—	8,229		—	8,229	—	8,229
Net income	—	—	—	—	—	—		6,274	6,274	17	6,291

Amount at end of period	2,007	5	21,264	440	3,648	42,592	(1)	6,274	86,600	218	86,818

(1)	Includes 44,285 corresponding to the effect of the translation of the financial statements of YPF S.A. and (1,693) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than U.S. dollars, as detailed in Note 1.b.1) to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b)

	For the nine-month periods ended September 30,
	2016	2015
Operating activities:
Net (loss) income	(30,154)	6,291
Adjustments to reconcile net (loss) income to cash flows provided by operating activities:
Income on investments in associates and joint ventures	(373)	(52)
Depreciation of property, plant and equipment	34,411	18,961
Amortization of intangible assets	511	225
Consumption of materials and retirement of property, plant and equipment and intangible assets, net of provisions	3,601	3,250
Income tax amount	(1,048)	7,430
Net increase in provisions	3,792	2,267
Impairment of property, plant and equipment	36,188	—
Exchange differences, interest and other (1)	2,193	1,357
Share-based benefit plans	108	89
Accrued insurance	—	(1,085)
Income on deconsolidation of subsidiaries	(1,528)	—
Changes in assets and liabilities:
Trade receivables	(15,393)	(2,853)
Other receivables	7,134	(4,299)
Inventories	(198)	(240)
Accounts payable	(2,610)	3,182
Taxes payables	(142)	2,112
Salaries and social security	290	123
Decrease in provisions due to payment/use	(1,303)	(1,247)
Dividends received	421	181
Proceeds from collection of lost profit insurance	607	1,673
Income tax payments	(2,347)	(5,650)

Net cash flows provided by operating activities	34,160	31,715

Investing activities:(2)
Acquisition of property, plant and equipment and intangible assets	(46,970)	(46,692)
Contributions and acquisitions of interests in associates and joint ventures	(388)	(163)
Investments in financial assets	(2,168)	—
Loans to third parties	(2,093)	—
Proceeds from collection of damaged property’s insurance	355	—

Net cash flows used in investing activities	(51,264)	(46,855)

Financing activities: (2)
Payments of loans	(49,442)	(17,624)
Payments of interest	(11,621)	(4,531)
Proceeds from loans	79,770	38,162
Repurchase of treasury shares	(50)	(119)
Contributions of non-controlling interest	50	—
Dividends paid	(889)	(503)

Net cash flows provided by financing activities	17,818	15,385

Translation differences provided by cash and cash equivalents	1,681	854

Deconsolidation of subsidiaries	(148)	—

Net increase in cash and cash equivalents	2,247	1,099

Cash and cash equivalents at the beginning of year	15,387	9,758
Cash and cash equivalents at the end of period	17,634	10,857

Net increase in cash and cash equivalents	2,247	1,099

(1)	Does not include exchange differences generated by cash and cash equivalents, which are exposed separately in the statement.
(2)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the nine-month periods ended September 30,
	2016	2015
Acquisition of property, plant and equipment and concession extension easements not paid	4,783	4,862
Contributions of non-controlling interests	—	50
Dividends receivable	100	100
Increase in investments in financial assets through a decrease in trade receivables and other receivables	9,918	—

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos,

and as otherwise indicated – Note 1.b)

1. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.a) Basis of preparation

The condensed interim consolidated financial statements of YPF S.A. (hereinafter “YPF” or the “Company”) and its subsidiaries (hereinafter and all together, the “Group”) for the nine-month period ended September 30, 2016, are presented in accordance with International Accounting Standards (“IAS”) No. 34 “Interim Financial Reporting”. The adoption of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) was determined by the Technical Resolution No. 26 (ordered text) issued by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the Regulations of the Argentine Securities Commission (“CNV”).

Also, some additional information required by the Law 19,550 of Argentine Corporations and its amendments and/or regulations of the CNV was included. Such information was included in the Notes to the mentioned condensed interim consolidated financial statements only to comply with regulatory requirements.

These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Group as of December 31, 2015 (“the annual consolidated financial statements”) prepared in accordance with IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on November 8, 2016.

These condensed interim consolidated financial statements corresponding to the nine-month period ended on September 30, 2016 are unaudited. Management believes they include all necessary adjustments to fairly present the results of each period on a consistent basis with the annual consolidated financial statements. Income for the nine-month period ended on September 30, 2016 does not necessarily reflect the proportion of the Group’s full-year income.

1.b) Significant Accounting Policies

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for Income Tax detailed in Note 7.i). The most significant accounting policies are described in Note 1.b) to such annual consolidated financial statements.

Functional and reporting currency

As mentioned in Note 1.b.1) to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. In addition, according to General Resolution No. 562 of the CNV, YPF shall submit its financial statements in Argentine Pesos.

1.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made as of the date of preparation of these condensed interim consolidated financial statements.

In preparing these condensed interim consolidated financial statements, significant estimates and judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as those applied by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Note 1.c) Accounting Estimates and Judgments to those financial statements.

Provision for impairment of property, plant and equipment

As indicated in Note 1.b.8) and 1.b.9) to the annual consolidated financial statements as of December 31, 2015, as a general criterion, the method used to estimate the recoverable amount of property, plant and equipment mainly consists of: i) the calculation of the value in use, based on the future estimated cash flows resulting from the exploitation of such assets, discounted at a rate that reflects the weighted average capital employed; and, if available, ii) the price that would be received in a current transaction for the sale of the assets.

The recoverability analysis is conducted at the end of each fiscal year or whenever there are signs of impairment of an asset. Along these lines, as a result of negotiations between Argentina’s Producers and Refineries during the second half of 2016, the sales prices of Medanito and Escalante crude oils in the Argentine domestic market have been reduced gradually by 6% (2% monthly since August 2016). This price readjustment in the domestic market and other signs of convergence with international prices in the near future, in addition to the price reduction expected in the medium term as compared to the estimates as of December 31, 2015, have been considered impairment indicators of the assets of the Cash Generating Unit (CGU) Oil – YPF.

Therefore, the following domestic market price assumptions have been taken into account for the different varieties of crude oil in order to produce such estimates: i) for 2017, results from a combination of price scenarios, mainly taking into account the domestic market price of crude oil as of the issuance of these financial statements, the current price of Brent crude oil in international markets (adjusted by the quality of each type of crude oil, freight and the relative shortage situation in the domestic market) and the projected international prices of Brent crude oil according to analysts’ consensus estimates available as of this date. As a result, the price for Medanito crude oil is US$56.00/Bbl and for Escalante crude oil, US$49.60/Bbl; ii) for 2018, 2019 and 2020, estimates for the domestic market price were made on the basis of estimates of international prices based on analysts’ consensus estimates available as of September 30, 2016; and iii) thereafter, price increases are based on a forecast of U.S. inflation.

For the current period, the discount rate used is 9.11% after tax (the discount rate used for fiscal year 2015 was 10.33% after tax).

Based on the above mentioned methodology, the expected oil price decline, together with the variation in costs based both on macroeconomic variables and the operating behavior of our assets, resulted in a charge for impairment of property, plant and equipment with respect to the CGU Oil—YPF in the Exploration and Production Segment of 36,188 as of September 30, 2016.

It is difficult to predict with reasonable certainty the expected value of charges or recoveries in the provision for impairment of property, plant and equipment given the several factors affecting the asset base and the cash flows used in the recoverability analysis. These factors include, without limitation, future prices, operating costs and negotiated savings, exchange rates, investments and negotiated savings, production and its impact on depletion and the base cost, reserves revisions or reserves additions, and taxes. Therefore, value in use of the assets, calculated on the basis of future estimated cash flows, may be significantly affected by other factors, if such factors should change.

The recoverable amount as of September 30, 2016 of CGU Oil – YPF, after taxes, amounts to 66,558.

1.d) Comparative information

Amounts and other information corresponding to the year ended on December 31, 2015 and to the nine-month period ended on September 30, 2015 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements. Certain reclassifications have been made in order to present amounts comparatively with the current period.

2. SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations during the year, particularly as a result of the increase in natural gas sales during the winter. After the 2002 devaluation of the Argentine Peso, and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of natural gas has been diversified, generating an increase in demand throughout the entire year. However, sales of natural gas are still typically higher in the winter for the residential sector of the Argentine domestic market, which has lower prices than other sectors of the Argentine market. Notwithstanding the foregoing, under the “Additional Injection Stimulus Program” regulation (see Note 11.d) to the annual consolidated financial statements), gas producing companies were invited to file with the Ministry of Energy and Mining (“MINEM”) before June 30, 2013 projects to increase natural gas injection, in order to receive an increased price of US$7.50/MMBTU for all additional natural gas injected. These projects shall comply with the minimum requirements established in the aforementioned Program, and will be subject to approval by the MINEM, including a maximum term of five years, renewable at the request of the beneficiary, upon decision of the MINEM. If the beneficiary company does not reach the committed production increase in a given month, it will have to make up for such volumes not produced. The natural gas pricing program was incorporated into the Hydrocarbons Law, as modified by Law No. 27,007.

In view of the foregoing, seasonality of the Group operations is not significant.

3. ACQUISITIONS AND DISPOSALS

During the nine-month period ended September 30, 2016, there have been no significant acquisitions or disposals.

On May 13, 2016, the companies Y-GEN Eléctrica S.R.L. (“Y-GEN”) and Y-GEN Eléctrica II S.R.L. (“Y-GEN II”) were created for the purpose of participating in the competitive bidding established by Resolution No. 21/2016 of the Ministry of Energy and Mining (“MINEM”), for the new generation of energy and thermal power which, if awarded, would result in the execution with CAMMESA of a sale agreement of the energy offered during a term of 5 to 10 years, according to the offer, with a dollar price. The created companies submitted bids for construction projects of new thermal generation plants in Loma Campana (Añelo, Province of Neuquén) and in Central El Bracho (Province of Tucumán), which were ultimately awarded.

In both companies, 66.67% of the capital stock is held by the subsidiary YPF Energía Eléctrica S.A. (“Managing Shareholder”) and the remaining 33.33% is held by Guayama PR Holdings (“Non Managing Shareholder”), a member of the General Electric Group. Under the agreement signed, shareholders are required to supply during the current fiscal year and the next two years, the necessary funds as capital contributions (as of September 30, 2016, shareholders have made contributions in the amount of 388). In addition, there is a service agreement between both companies and YPF Energía Eléctrica S.A. whereby YPF Energía Eléctrica S.A., in its capacity as “Managing Shareholder”, has the responsibility, among other things, to perform certain management services for the companies.

The Group has followed the guidelines of IFRS 10, “Consolidated financial statements” and has concluded that it has joint control over Y-GEN and Y-GEN II. Accordingly, it has applied IFRS 11, “Joint Arrangements”, defining such companies as joint ventures, and has measured them by the equity method in accordance with IAS 28, “Investments in associates and joint ventures”.

Some of the main factors considered were: (i) Contractually, both shareholders exercise joint control over each of the companies, whereby decisions on the relevant activities thereof are made jointly and must be unanimous, there being no power of one party (shareholder) over the other in relation to the investment, irrespective of their different holding percentages; and (ii) There is no power, as defined in IFRS 10, of one party to the detriment of the other party, whether in connection with the voting rights for the appointment of Directors or personnel (whether key or not), in the management of the company to obtain self-benefit or to unilaterally change the variable yields of investments, or, ultimately, to unilaterally direct any of the decisions related to relevant activities.

Finally, as of the date of issuance of these condensed interim consolidated financial statements, the said companies had not made any relevant transactions other than the execution of the agreements for the organization thereof.

4. FINANCIAL RISK MANAGEMENT AND FAIR VALUE MEASUREMENTS

4.a) Financial Risks

The Group’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk. The Group maintains an organizational structure and systems that allow for the identification, measurement and control of the risks to which it is exposed.

The condensed interim consolidated financial statements do not include all the information and disclosures on financial risk management; therefore, they should be read in conjunction with the Group’s annual consolidated financial statements.

There have been no changes in the risk management or risk management policies applied by the Group since the last year end.

In addition, the Group is exposed to the market-price risk with respect to its investments in financial instruments during the current period (corresponding to Argentine government securities mentioned in Note 12.d) which were classified in the statement of financial position as “at fair value through profit or loss”. The Group continuously monitors the change in the price thereof for significant movements.

As of September 30, 2016, the aggregate value of the Investments in financial assets accounts of the Group amounts to 14,733.

	Increase (+) /decrease (-) in the prices of investments in financial instruments	Income (loss) for the nine-month periods ended September 30, 2016
Impact on net loss before income tax	+10%	1,477
	-10%	(1,477)

4.b) Fair value measurements

Fair value measurements are described in Note 5 to the annual consolidated financial statements.

Between December 31, 2015 and September 30, 2016, there have been no significant changes in the business or economic circumstances affecting the fair value of the Group’s financial assets and liabilities, either measured at fair value or amortized cost. In addition, no transfer has occurred among the different hierarchies used to determine the fair value of the Group’s financial instruments.

5. SEGMENT INFORMATION

	Exploration and Production	Downstream	Corporate and Other	Consolidation Adjustments(1)	Total
For the nine-month period ended September 30, 2016
Revenues from sales	15,620	138,136	1,786	—	155,542
Revenues from intersegment sales	69,645	1,027	5,273	(75,945)	—

Revenues	85,265	139,163	7,059	(75,945)	155,542

Operating income (loss)	(28,980)	3,756	(617)	(1,801)	(27,642)
Income on investments in associates and joint ventures	—	373	—	—	373
Depreciation of property, plant and equipment	29,795 (2)	4,012	604	—	34,411
Impairment of property, plant and equipment	36,188	—	—	—	36,188
Acquisitions of property, plant and equipment	35,329	7,773	1,134	—	44,236
Assets	222,359	142,653	41,482	(2,564)	403,930
For the nine-month period ended September 30, 2015
Revenues from sales	11,693	102,600	897	—	115,190
Revenues from intersegment sales	46,930	1,232	4,336	(52,498)	—

Revenues	58,623	103,832	5,233	(52,498)	115,190

Operating income (loss)	6,965	8,881	(1,478)	1,310	15,678
Income (loss) on investments in associates and joint ventures	(2)	54	—	—	52
Depreciation of property, plant and equipment	16,444	2,249	268	—	18,961
Acquisitions of property, plant and equipment	35,368	6,257	1,180	—	42,805
As of December 31, 2015
Assets	223,035	113,805	26,708	(95)	363,453

(1)	Corresponds to eliminations between segments of the YPF group.
(2)	Includes depreciation of the provision for impairment of property, plant and equipment.

There have been no changes in the Group’s structure, its business segments or its financial reporting information criteria with respect to the annual consolidated financial statements. In addition, it should be noted that on March 15, 2016, the office of Gas and Energy Executive Vice-President was created, which shall be in charge of, among other things, natural gas sales and distribution, the management of their respective installations, and the generation of electric energy, both conventional and renewable. As of the date of these condensed interim consolidated financial statements, the Group is still in the process of determining the complete management scope of this new business unit; thus, its financial information as of September 30, 2016 is shown under the Downstream and the Exploration and Production segments.

6. FINANCIAL INSTRUMENTS BY CATEGORY

The tables below show the Group’s financial assets measured at fair value as of September 30, 2016 and December 31, 2015, and their allocation to their fair value levels:

	As of September 30, 2016
Financial assets	Level 1		Level 2	Level 3	Total
Investments in financial assets:
- Argentine government securities	14,733	(1)	—	—	14,733

	14,733		—	—	14,733

Cash and cash equivalents:
- Mutual funds	6,436		—	—	6,436

	6,436		—	—	6,436

	21,169		—	—	21,169

	As of December 31, 2015
Financial assets	Level 1		Level 2	Level 3	Total
Investments in financial assets:
- Mutual funds	340		—	—	340
- Other financial assets	464		—	—	464

	804		—	—	804

Cash and cash equivalents:	774		—	—	774

- Mutual funds	774		—	—	774

	1,578		—	—	1,578

(1)	As of September 30, 2016, 7,353 has been classified as non current and 7,380 as current.

The Group had no financial liabilities at fair value through profit or loss.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for Negotiable Obligations and interest rates offered to the Group (Level 3) in connection with the remainder of the loans, amounted to 158,566 and 106,336 as of September 30, 2016 and December 31, 2015, respectively.

The fair value of the following financial assets and financial liabilities do not differ significantly from their book value:

•	Other receivables

•	Trade receivables

•	Cash and cash equivalents

•	Accounts payable

7. ANALYSIS OF THE MAIN ACCOUNTS OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.a) Intangible assets:

	September 30, 2016		December 31, 2015
Net book value of intangible assets	8,644		7,359
Provision for impairment of intangible assets	—	(1)	(80)

	8,644		7,279

(1)	During the nine-month period ended September 30, 2016 a conversion of (10) and a recovery of 90 have been recorded.

Changes in the Group’s intangible assets for the nine-month period ended September 30, 2016 and comparative information are as follows:

	2016
	Cost
Main account	At beginning of year	Increases	Translation effect	Decreases and reclassifications	At the end of period
Service concessions	9,527	425	1,704	6	11,662
Exploration rights	2,990	—	491	(99)	3,382
Other intangibles	4,260	87	740	90	5,177

Total 2016	16,777	512	2,935	(3)	20,221

Total 2015	10,289	586	1,065	(180)	11,760

	2016						2015
	Amortization
Main account	At beginning of year	Increases	Translation effect	Decreases and reclassifications	At the end of period	Net book value 09-30	Net book value 09-30	Net book value 12-31
Service concessions	5,554	308	983	—	6,845	4,817	2,758	3,973
Exploration rights	155	—	—	(6)	149	3,233	1,934	2,835
Other intangibles	3,709	203	671	—	4,583	594	341	551

Total 2016	9,418	511	1,654	(6)	11,577	8,644

Total 2015	5,896	225	612	(6)	6,727		5,033	7,359

7.b) Property, plant and equipment:

	September 30, 2016	December 31, 2015
Net book value of property, plant and equipment	326,515	274,122
Provision for obsolescence of materials and equipment	(923)	(762)
Provision for impairment of property, plant and equipment	(38,510)	(2,455)

	287,082	270,905

Changes in the Group’s property, plant and equipment for the nine-month period ended September 30, 2016 and comparative information are as follows:

	2016
	Cost
Main account	At beginning of year	Increases	Translation effect	Decreases and reclassifications		At the end of period
Land and buildings	13,949	135	2,349	1,034		17,467
Mineral property, wells and related equipment	458,066	235	81,661	35,492		575,454
Refinery equipment and petrochemical plants	69,429	2	12,408	6,479		88,318
Transportation equipment	3,650	4	628	446		4,728
Materials and equipment in warehouse	13,478	5,720	2,042	(6,241)		14,999
Drilling and work in progress	76,803	37,254	12,624	(47,661)		79,020
Exploratory drilling in progress(2)	3,647	819	538	(2,647)		2,357
Furniture, fixtures and installations	5,603	22	971	1,117		7,713
Selling equipment	10,778	1	1,913	745		13,437
Infrastructure for natural gas distribution	2,931	—	—	221		3,152
Electric power generation facilities	1,573	2	—	100		1,675
Other property	8,291	42	1,320	(152)		9,501

Total 2016	668,198	44,236	116,454	(11,067	)(3)	817,821

Total 2015	392,399	42,805	41,000	(3,167)		473,037

	2016								2015
	Depreciation
Main account	At beginning of year	Increases	Translation effect	Decreases and reclassifications		At the end of period	Net book value 09-30		Net book value 09-30		Net book value 12-31
Land and buildings	5,920	261	992	(3)		7,170	10,297		5,803		8,029
Mineral property, wells and related equipment	324,922	30,014	57,676	(6,905)		405,707	169,747	(1)	87,128	(1)	133,144	(1)
Refinery equipment and petrochemical plants	41,138	2,949	7,316	(3)		51,400	36,918		19,101		28,291
Transportation equipment	2,392	297	404	(30)		3,063	1,665		867		1,258
Materials and equipment in warehouse	—	—	—	—		—	14,999		10,387		13,478
Drilling and work in progress	—	—	—	—		—	79,020		61,343		76,803
Exploratory drilling in progress(2)	—	—	—	—		—	2,357		2,497		3,647
Furniture, fixtures and installations	4,699	493	825	(13)		6,004	1,709		491		904
Selling equipment	6,921	462	1,228	(2)		8,609	4,828		2,565		3,857
Infrastructure for natural gas distribution	1,181	56	—	50		1,287	1,865		1,724		1,750
Electric power generation facilities	1,283	85	—	—		1,368	307		295		290
Other property	5,620	233	902	(57)		6,698	2,803		2,193		2,671

Total 2016	394,076	34,850	69,343	(6,963	)(3)	491,306	326,515

Total 2015	235,156	18,961	24,583	(57)		278,643			194,394		274,122

(1)	Includes 8,596, 6,268 and 8,435 of mineral property as of September 30, 2016 and September 30, and December 31, 2015, respectively.
(2)	As of September 30, 2016, there are 41 exploratory wells in progress. During the nine-month period then ended, 17 wells have been drilled, 21 wells have been charged to exploration expenses and 13 wells have been transferred to properties with proved reserves in the account of Mining property, wells and exploitation equipment.
(3)	Includes disposals as a result of deconsolidation of subsidiaries of 500, net.

The Group capitalizes the financial cost as part of the cost of the assets. For the nine-month periods ended on September 30, 2016 and 2015 the capitalization rate was 12.91% and 12.00%, respectively, and the capitalized amount was 1,043 and 702, respectively, for the periods above mentioned.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the nine-month periods ended on September 30, 2016 and 2015:

	For the nine-month period ended September 30,
	2016	2015
Amount at beginning of year	762	313
Increase charged to expenses	22	2
Translation differences	139	32

Amount at end of period	923	347

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the nine-month periods ended on September 30, 2016 and 2015:

	For the nine-month period ended September 30,
	2016	2015
Amount at beginning of year	2,455	—
Increase charged to expenses (2)	36,188	—
Decrease charged to income(1)	(439)	—
Translation differences	411	—
Deconsolidation of subsidiaries	(105)	—

Amount at end of period	38,510	—

(1)	Included in the line “Depreciation of property, plant and equipment” in Note 7.n).
(2)	See Note 1.c)

7.c) Investments in associates and joint ventures:

The Group does not participate in subsidiaries with a significant non-controlling interest. Furthermore, no investments in associates or joint ventures are deemed individually material.

The following table shows in aggregate, considering that none of the companies is individually material, the amount of investments in associates and joint ventures as of September 30, 2016 and December 31, 2015:

	September 30, 2016	December 31, 2015
Amount of investments in associates	1,418	1,248
Amount of investments in joint ventures	3,689	3,136
Provision for impairment of investments in associates and joint ventures	(12)	(12)

	5,095	4,372

Investments in associates with negative shareholders’ equity are disclosed in “Accounts payable”.

The main changes that affected the amount of the investments previously mentioned, during the nine-month periods ended on September 30, 2016 and 2015, are the following:

	For the nine-month periods ended September 30,
	2016	2015
Amount at the beginning of year	4,372	3,177
Acquisitions and contributions	388	163
Income on investments in associates and joint ventures	373	52
Translation difference	483	198
Distributed dividends	(521)	(281)

Amount at the end of period	5,095	3,309

The following table shows the main magnitudes of net income (loss) from the Group’s investments in associates and joint ventures, calculated according to the equity method, for the nine-month periods ended on September 30, 2016 and 2015. YPF has made adjustments, where applicable, to the amounts reported by such companies in order to conform the accounting principles used by such companies to those used by the Group:

	Associates		Joint ventures
	2016	2015	2016	2015
Net income (loss)	173	88	200	(36)
Other comprehensive income	25	9	458	189

Comprehensive income for the period	198	97	658	153

In connection with the Maxus Entities’ Filing with the Bankruptcy Court on June 17, 2016, as described in detail in Note 11, the Company’s management believes that this is an event that requires reconsideration of whether consolidation of such entities continues to be appropriate. In making this analysis, the Company has followed the guidelines set forth in IFRS 10, “Consolidated financial statements” in order to reconsider whether it will keep control over the activities of the Maxus Entities. This analysis was supplemented by the criteria established in U.S. ASC 810 published by the Financial Accounting Standards Board, whose principles are consistent with previously mentioned IFRS 10, but which deal in more detail with issues related to the consolidation of entities that enter into a specific reorganization process under Chapter 11 of U.S. Bankruptcy Code.

In general, when a company files a petition under Chapter 11 of U.S. Bankruptcy Code, shareholders lose the power to make decisions that have a significant impact in the economic performance of the entities’ business, as this power is typically subject to Bankruptcy Court approval.

The filing of the Chapter 11 petitions by the Maxus Entities under Chapter 11 of the Bankruptcy Code has relevant effects on the rights to which YPF Holdings, Inc. is entitled in its capacity as shareholder of those entities, because creditors substitute the shareholders in their legal capacity to file derivative suits against Directors on behalf of the entities on the grounds of non-performance of their fiduciary duties, as creditors must be the primary beneficiaries of any increase in the value of said entities. However, it should be noted that YPF Holdings, Inc. retains its right to appoint the Debtors’ Directors through Shareholders’ Meetings, unless the Bankruptcy Court orders otherwise. In addition, the filing made before the Bankruptcy Court also has effects on the duties and liabilities of the Board of Directors and the management of the Maxus Entities. Each of the Maxus Entities has become a “Debtor-in-Possession”, whereby, according to the Bankruptcy Code, they retain possession of their property, and, subject to certain limitations, are authorized to carry on their normal course of business, unless the Bankruptcy Court otherwise orders. However, during the term of the reorganization process, the Debtors’ Board of Directors does not have absolute discretion, for any transaction “outside the ordinary course of business” of the Debtors, such as the sale of a significant asset, the expansion of a line of business involving the use of large amounts of cash (or the commitment to do so) or the execution of loans or other kind of financing, shall be subject to the Bankruptcy Court’s approval.

Accordingly, as a result of the filing made under Chapter 11 of the Bankruptcy Code, YPF Holdings, Inc. cannot unilaterally make decisions that would significantly affect the Debtors’ business or economic performance. Indeed, the Debtors should seek Bankruptcy Court approval for seemingly ordinary course business activities if such activities could have a significant effect on the Debtors’ operations or their stakeholders.

Taking into account the foregoing, the Company’s management believes that YPF Holdings, Inc., despite keeping 100% of the equity interest in the Maxus Entities, no longer has the capacity to use its power over said entities to significantly influence their relevant activities, a necessary condition set forth by IFRS 10 to establish the existence of a controlling financial interest and, therefore, has proceeded to the deconsolidation of the investments in Maxus Entities as of June 17, 2016.

According to ASC 810, this loss of control may involve a gain or loss for the parent company, as the parent company will have to remeasure its non-controlling interest at its fair value after the deconsolidation of the assets and liabilities of the entities. For this calculation it has also been taken into account the liabilities related to the reorganization process incurred as described in Note 11. Thus, the Group has recorded a gain of 1,528 disclosed in “Other operating income, net”.

As a result of the deconsolidation, the condensed consolidated statement of financial position as of September 30, 2016 is not comparable to that issued as of December 31, 2015. As of December 31, 2015, the following balances of assets and liabilities were consolidated in relation to the Maxus Entities:

Item	Debtors’ balances as of 12/31/2015
Noncurrent Assets	731
Current Assets	422
Total assets	1,153
Noncurrent Liabilities	3,966
Current Liabilities	669
Total Liabilities	4,635
Total Liabilities and Shareholders’ Equity	1,153

In addition, the statement of comprehensive income and the statement of cash flow as of September 30, 2016, are not comparable to those issued as of September 30, 2015. As of this last date, the following income and cash flows were consolidated in relation to Maxus Entities:

Item	Debtors income/(loss) as of 09/30/2015
Revenues	150
Costs	(227)
Gross loss	(77)
Operating loss	(343)
Financial results	(11)
Net loss for the period	(354)
Other comprehensive income	(3)
Comprehensive loss for the period	(357)

Item	Debtors cash flows as of 09/30/2015
Net cash flows used in operating activities	(95)
Net cash flows used in investing activities	(72)
Net cash flows provided by financing activities	174
Net increase in cash and cash equivalents	7

The following table shows the investments in associates and joint ventures:

	Information of the issuer
	Description of the Securities						Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital stock		Net profit (loss)	Equity	Holding in Capital Stock
Subsidiaries:(9)
YPF International S.A.(7)	Common	Bs.	100	66,897	Investment	Street La Plata 19, Santa Cruz de la Sierra, República de Bolivia	09-30-16	15		(4)	24	100.00%
YPF Holdings Inc.(7)	Common	US$	0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	09-30-16	10,529		(4)	(2,509)	100.00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	09-30-16	164		297	494	99.99%
A-Evangelista S.A.	Common		$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	09-30-16	307		141	929	100.00%
YPF Servicios Petroleros S.A.	Common		$1	50,000	Wells perforation and/or reparation services	Macacha Güemes 515, Buenos Aires, Argentina	09-30-16	—	(8)	(12)	65	100.00%
Metrogas S.A.	Common		$1	398,419,700	Providing the public service of natural gas distribution	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina.	09-30-16	569		(882)	(1,657)	70.00%
YPF Energía Eléctrica S.A.	Common		$1	30,006,540	Exploration, development, industrialization and marketing of hydrocarbons, and generation, transportation and marketing of electric power	Macacha Güemes 515, Buenos Aires, Argentina	09-30-16	30		469	1,624	100.00%
YPF Chile S.A.(7)	Common	-	—	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago	09-30-16	697		—	1,237	100.00%
YPF Tecnología S.A.	Common		$1	234,291,000	Investigation, development, production and marketing of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	09-30-16	459		102	705	51.00%
YPF Europe B.V.(7)	Common	US$	0.01	15,660,437,309	Investment and finance	Prins Bernardplein 200, 1097 JB, Amsterdam, Holanda	09-30-16	2,390		105	2,798	100.00%
YSUR Inversora S.A.U.(7)	Common	US$	1	20,001	Investment	Macacha Güemes 515, Buenos Aires, Argentina	06-30-16	—	(8)	— (8)	5,008	100.00%
YSUR Inversiones Petroleras S.A.U.(7)	Common	US$	1	10,000,001	Investment	Macacha Güemes 515, Buenos Aires, Argentina	12-31-15	130		— (8)	322	100.00%
YSUR Petrolera Argentina S.A. (7)	Common		$1	634,284,566	Exploration, extraction, exploitation, storage, transportation, industrialization and marketing of hydrocarbons, as well as other operations related thereto	Macacha Güemes 515, Buenos Aires, Argentina	09-30-16	634		89	553	100.00%
Compañía de Inversiones Mineras S.A.	Common		$1	17,043,060	Exploration, exploitation, processing, management, storage and transport of all types of minerals; assembly, construction and operation of facilities and structures and processing of products related to mining	Macacha Güemes 515, Buenos Aires, Argentina	09-30-16	17		(11)	(3)	100.00%

	09-30-2016														12-31-2015
							Information of the issuer
	Description of the Securities								Last Financial Statements Available
Name and Issuer	Class	Face Value	Amount	Book value(3)		Cost (2)	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock		Book Value(3)
Joint ventures:
Compañía Mega S.A.(7) (6)	Common	$1	244,246,140	1,065		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	06-30-16	643	628	1,389	38.00%		1,277
Profertil S.A.(7)	Common	$1	391,291,320	1,802		—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	06-30-16	783	368	821	50.00%		1,452
Refinería del Norte S.A.	Common	$1	45,803,655	434		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	06-30-16	92	(12)	861	50.00%		405

				3,301		—									3,134

Associates:
Oleoductos del Valle S.A.	Common	$10	4,072,749	163	(1)	—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	09-30-16	110	98	445	37.00%		126	(1)
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	97		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P. 11º, Buenos Aires, Argentina	06-30-16	14	37	292	33.15%		70
Oiltanking Ebytem S.A.	Common	$10	351,167	169		—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina.	09-30-16	12	140	171	30.00%		150
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	15,579,578	30		—	Gas transportation by pipeline	San Martín 323, P.13°, Buenos Aires, Argentina	12-31-15	156	54	229	10.00%		23
Central Dock Sud S.A.	Common	$0.01	11,869,095,145	169		136	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	06-30-16	1,231	145	1,759	10.25	%(5)	152
Inversora Dock Sud S.A.	Common	$1	355,270,303	533		445	Investment and finance	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	06-30-16	829	102	1,268	42.86%		484
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	12,135,167	37		—	Oil transportation by pipeline	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	06-30-16	34	9	96	36.00%		25
YPF Gas S.A	Common	$1	175,997,158	181		—	Gas fractionation, bottling, distribution and transport for industrial and/or residential use	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	06-30-16	176	(77)	647	34.00%		183
Other companies:
Other (4)	—	—		427		135	—	—	—	—	—	—	—		37

				1,806		716									1,250

				5,107		716									4,384

(1)	Holding shareholder´s equity, net of intercompany profits (losses).
(2)	Cost net of cash dividends and stock redemption.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting principles.
(4)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I.,Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A., Bioceres S.A., Y-GEN Eléctrica S.R.L., Y-GEN Eléctrica II S.R.L., Y-GEN Eléctrica III S.R.L., Y-GEN Eléctrica IV S.R.L.
(5)	Additionally, the Company has a 29.99% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	The U.S. dollar has been defined as the functional currency of this company.
(8)	No value is disclosed as the carrying value is less than 1.
(9)	Additionally consolidates Compañía Minera de Argentina S.A., YPF Services USA Corp, YPF Perú S.A.C., YPF Brasil Comercio Derivado de Petróleo Ltda, Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran Inversiones 2011 S.A.U., YSUR Participaciones S.A.U., Lestery S.A., Energía Andina S.A and EOG Resources Netherlands B.V.

7.d) Inventories:

	September 30, 2016		December 31, 2015
Refined products	13,354		10,709
Crude oil and natural gas	7,288		7,155
Products in process	375		169
Construction works in progress for third parties	134		85
Raw materials, packaging materials and others	1,552		1,140

	22,703	(1)	19,258	(1)

(1)	As of September 30, 2016 and December 31, 2015, the cost of inventories does not exceed its net realizable value.

7.e) Other receivables:

	September 30, 2016		December 31, 2015
	Noncurrent	Current	Noncurrent	Current
Trade	—	1,243	—	928
Tax credit and export rebates	293	4,993	304	8,058
Loans to third parties and balances with related parties(1) (3)	2,582	862	297	2,366
Collateral deposits	16	211	318	895
Prepaid expenses	164	850	198	682
Advances and loans to employees	10	291	8	285
Advances to suppliers and custom agents(2)	—	1,405	—	3,147
Receivables with partners in joint operations and other agreements	812	1,570	1,118	1,881
Insurance receivables	—	—	—	808
Miscellaneous	135	807	271	402

	4,012	12,232	2,514	19,452
Provision for other doubtful accounts	(14)	(42)	(13)	(39)

	3,998	12,190	2,501	19,413

(1)	For information about related parties, see Note 13.
(2)	Includes, among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.
(3)	Includes the loan granted to Pampa Energía S.A. See Note 12.c).

7.f) Trade receivables:

	September 30, 2016		December 31, 2015
	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)	226	32,155	469	22,959
Provision for doubtful trade receivables	—	(1,036)	—	(848)

	226	31,119	469	22,111

(1)	For information about related parties, see Note 13.

Changes in the provision for doubtful trade receivables

	For the nine-month period ended September 30,
	2016		2015
	Noncurrent	Current	Noncurrent	Current
Amount at beginning of year	—	848	7	866
Increases charged to expenses	—	130	—	267
Decreases charged to income	—	(26)	—	(384)
Amounts incurred due to utilization	—	—	(7)	(17)
Exchange and translation differences, net	—	84	—	2

Amount at the end of period	—	1,036	—	734

7.g) Cash and cash equivalents:

	September 30, 2016	December 31, 2015
Cash	11,163	13,920
Short-term investments	35	693
Financial assets at fair value through profit or loss(1)	6,436	774

	17,634	15,387

(1)	See Note 6.

7.h) Provisions:

	For the nine-month period ended September 30, 2016
	Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Provision for pensions		Total
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Amount at beginning of year	10,375	149	1,620	1,400	27,380	429	248	31	39,623	2,009
Increases charged to expenses	971	246	707	—	2,098	—	97	—	3,873	246
Decreases charged to income	(158)	(127)	—	—	—	(77)	(1)	—	(159)	(204)
Amounts incurred due to payments/utilization	—	(202)	—	(677)	—	(411)	—	(13)	—	(1,303)
Exchange and translation differences, net	997	5	157	51	4,854	76	26	3	6,034	135
Deconsolidation of subsidiaries	(2,213)	(11)	(1,351)	(607)	(515)	—	(357)	(34)	(4,436)	(652)
Reclassifications and other	(489)	417	(681)	681	(506)	506	(13)	13	(1,689)	1,617

Amount at the end of period	9,483	477	452	848	33,311	523	—	—	43,246	1,848

	For the nine-month period ended September 30, 2015
	Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Provision for pensions		Total
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Amount at beginning of year	7,014	851	1,269	1,145	18,087	376	194	27	26,564	2,399
Increases charged to expenses	812	79	541	—	1,204	—	14	—	2,571	79
Decreases charged to income	(177)	(91)	—	—	—	—	—	—	(177)	(91)
Amounts incurred due to payments/utilization	—	(357)	—	(641)	—	(203)	—	(46)	—	(1,247)
Exchange and translation differences, net	467	63	90	36	1,900	37	20	4	2,477	140
Reclassifications and other	(630)	422	(579)	579	(232)	198	(46)	46	(1,487)	1,245

Amount at the end of period	7,486	967	1,321	1,119	20,959	408	182	31	29,948	2,525

7.i) Income tax:

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of year-end. Amounts calculated for income tax expense for the nine-month period ended September 30, 2016 may have to be adjusted in subsequent periods if, based on new judgment elements, the estimate of the effective expected income tax rate changes.

The reconciliation of pre-tax income included in the condensed interim consolidated statement of comprehensive income, at the statutory tax rate, to net income tax as disclosed in the condensed interim consolidated statements of comprehensive income for the nine-month periods ended September 30, 2016 and 2015, respectively, is as follows:

	For the nine-month period ended September 30,
	2016	2015
Net (loss) income before income tax	(31,202)	13,721
Statutory tax rate	35%	35%

Statutory tax rate applied to net (loss) income before income tax	10,921	(4,802)
Effect of the valuation of property, plant and equipment and intangible assets measured in functional currency	(18,302)	(5,589)
Exchange differences	9,861	3,480
Effect of the valuation of inventories measured in functional currency	(1,505)	(582)
Income on investments in associates and joint ventures	131	18
Miscellaneous	(58)	45

Income tax	1,048	(7,430)

The Group did not recognize the following deferred income tax assets since they do not meet the recognition criteria set forth under IFRS:

•	As of September 30, 2016, the Group did not recognize 1,272, corresponding to tax loss carry forwards from subsidiaries, of which 1,226 will expire from 2017 on and 46 has an indeterminate expiration date.

•	As of December 31, 2015, the Group did not recognize 4,373, of which 2,041 corresponds to taxable temporary differences not recoverable and 2,332 corresponds to tax loss carry forwards from subsidiaries.

In addition, as of September 30, 2016, 100 has not been recorded for minimum presumed income tax, which will expire between 2016 and 2024.

The composition of the Group’s deferred income tax assets and liabilities as of September 30, 2016 and December 31, 2015 is as follows:

	September 30, 2016	December 31, 2015
Deferred tax assets
Nondeductible provisions and other liabilities	3,596	3,093
Tax loss carryforward and other tax credits	2,390	3,236
Miscellaneous	68	83

Total deferred tax assets	6,054	6,412

Deferred tax liabilities
Property, plant and equipment	(44,557)	(45,393)
Miscellaneous	(3,964)	(4,877)

Total deferred tax liabilities	(48,521)	(50,270)

Net deferred tax liability	(42,467)	(43,858)

As of September 30, 2016 and December 31, 2015, 506 and 954, respectively, have been classified as deferred income tax assets and 42,973 and 44,812, respectively, as deferred income tax liabilities arising from the deferred income tax net balance of each individual company that takes part in these condensed interim consolidated financial statements.

As of September 30, 2016 and December 31, 2015, the factors that generated charges under “Other comprehensive income” did not generate temporary differences subject to income tax.

7.j) Loans:

			September 30, 2016				December 31, 2015
	Interest rate (1)	Maturity	Noncurrent		Current		Noncurrent	Current
Argentine pesos:
Negotiable obligations	26.22-36.05%	2016-2024	30,608		3,596		19,280	2,050
Loans	15.25-30.75%	2016-2020	1,991	(3)	1,843	(3)	1,224	792
Account overdraft	25.00-26.00%	2016	—		2,841		—	4,737	(5)

			32,599		8,280		20,504	7,579

Currencies other than the Argentine peso:
Negotiable obligations (2)(4)	1.29-10.00%	2016-2028	80,266		7,914		52,651	9,981
Exports pre-financing	3.20-7.60%	2016-2019	1,988		6,188		1,039	3,680
Imports financing	4.10-6.68%	2016-2017	237		3,390		—	4,736
Loans	3.50-8.21%	2016-2021	6,136		4,341		3,740	1,841

			88,627		21,833		57,430	20,238

			121,226		30,113		77,934	27,817

(1)	Annual interest rate as of September 30, 2016.
(2)	Disclosed net of 650 and 1,349, corresponding to YPF’s outstanding Negotiable Obligations repurchased through open market transactions as of September 30, 2016 and December 31, 2015, respectively.
(3)	Includes loans granted by Banco Nación Argentina. As of September 30, 2016, includes 2,158, of which 158 accrues variable interest of BADLAR plus a spread of 4 percentage points and 2,000 accrues variable interest of BADLAR plus a spread of 3.5 percentage points. As of December 31, 2015, it includes 460, of which 210 accrues fixed interest of 15% up to December 2015 and thereafter a variable interest of BADLAR plus a spread of 4 percentage points, and 250 accrues variable interest of BADLAR plus a spread of 4 percentage points that must not exceed the lending rate of Banco Nación’s loan portfolio. See Note 13.
(4)	Includes 6,911 and 9,970 as of September 30, 2016 and December 31, 2015, respectively, of face value negotiable obligations, to be cancelled in Argentine pesos at the prevailing exchange rate according to the terms of the issued series.
(5)	Includes 1,926 of account overdrafts granted by Banco Nación Argentina as of December 31, 2015. See Note 13.

The breakdown of the Group’s borrowings for the nine-month period ended September 30, 2016 and 2015 is as follows:

	For the nine-month periods ended September 30,
	2016	2015
Amount at beginning of year	105,751	49,305
Proceeds from loans	79,770	38,162
Payments of loans	(49,442)	(17,624)
Payments of interest	(11,621)	(4,531)
Accrued interest (1)	12,530	5,611
Exchange and translation differences, net	14,351	4,323

Amount at the end of period	151,339	75,246

(1)	Includes capitalized financial costs, as mentioned in Note 7.b).

Details regarding the Negotiable Obligations of the Group are as follows:

									September 30, 2016		December 31, 2015
Month	Year	Face value		Ref.	Class	Interest rate (3)		Maturity	Noncurrent	Current	Noncurrent	Current
YPF
-	1998	US$	15	(1) (6)	-	Fixed	10.00%	2028	59	9	49	3
October and December	2012	US$	552	(2) (4) (5) (6) (8)	Class X	Fixed	6.25%	2016	—	3,825	—	7,258
November and December	2012		$2,110	(2) (4) (6) (8)	Class XI	BADLAR plus 4.25%	32.74%	2017	—	1,101	1,055	1,129
December and March	2012/3		$2,828	(2) (4) (6) (8)	Class XIII	BADLAR plus 4.75%	30.78%	2018	2,828	26	2,828	25
April	2013		$2,250	(2) (4) (6) (8)	Class XVII	BADLAR plus 2.25%	31.57%	2020	2,250	123	2,250	91
April	2013	US$	89	(2) (5) (6)	Class XIX	Fixed	1.29%	2017	—	1,361	1,156	3
June	2013		$1,265	(2) (4) (6)	Class XX	BADLAR plus 2.25%	28.32%	2020	1,265	13	1,265	12
July	2013	US$	92	(2) (5) (6)	Class XXII	Fixed	3.50%	2020	555	189	630	162
October	2013	US$	150	(2) (6)	Class XXIV	Libor plus 7.50%	8.13%	2018	539	550	802	471
December, February and December	2013/5	US$	862	(2)	Class XXVI	Fixed	8.88%	2018	12,919	327	11,057	33
April and February	2014/5	US$	1,325	(2)	Class XXVIII	Fixed	8.75%	2024	20,219	871	17,212	364
March	2014		$500	(2) (6) (8)	Class XXIX	BADLAR	26.94%	2020	500	10	500	7
June	2014		$465	(2) (6)	Class XXXII	-	—	—	—	—	—	157
June	2014	US$	66	(2) (5) (6)	Class XXXIII	Fixed	2.00%	2017	—	337	287	574
September	2014		$1,000	(2) (6) (8)	Class XXXIV	BADLAR plus 0.1%	28.18%	2024	1,000	5	1,000	56
September	2014		$750	(2) (4) (6)	Class XXXV	BADLAR plus 3.5%	31.58%	2019	750	5	750	49
February	2015		$950	(2) (8) (6)	Class XXXVI	BADLAR plus 4.74%	33.51%	2020	950	45	950	95
February	2015		$250	(2) (6) (7)	Class XXXVII	BADLAR plus 3.49%	32.23%	2017	—	261	250	9
April	2015		$935	(2) (4) (6)	Class XXXVIII	BADLAR plus 4.75%	30.42%	2020	935	136	935	55
April	2015	US$	1,500	(2)	Class XXXIX	Fixed	8.50%	2025	22,753	338	19,369	1,111
July	2015		$500	(2) (6)	Class XL	BADLAR plus 3.49%	33.54%	2017	—	535	500	26
September	2015		$1,900	(2)(8)	Class XLI	BADLAR	28.08%	2020	1,900	10	1,900	112
September and December	2015		$1,697	(2) (4)	Class XLII	BADLAR plus 4%	32.09%	2020	1,697	10	1,697	119
October	2015		$2,000	(2) (8)	Class XLIII	BADLAR	26.22%	2023	2,000	234	2,000	83
December	2015		$1,400	(2)	Class XLIV	BADLAR plus 4.75%	31.37%	2018	1,400	25	1,400	25
March	2016		$150	(2)	Class XLV	BADLAR plus 4%	31.10%	2017	—	153	—	—
March	2016		$1,350	(2) (4)	Class XLVI	BADLAR plus 6%	34.61%	2021	1,350	35	—	—
March	2016	US$	1,000	(2)	Class XLVII	Fixed	8.50%	2021	15,260	29	—	—
April	2016	US$	46	(2) (5)	Class XLVIII	Fixed	8.25%	2020	699	12	—	—
April	2016		$535	(2)	Class XLlX	BADLAR plus 6%	36.05%	2020	535	40	—	—
July	2016		$11,248	(2) (9)	Class L	BADLAR plus 4%	31.35%	2020	11,248	829	—	—
September	2016	CHF	300	(2)	Class Ll	Fixed	3.75%	2019	4,716	—	—	—
Metrogas
January	2013	US$	177		Series A-L	Fixed	8.88%	2018	2,335	66	1,906	2
January	2013	US$	18		Series A-U	Fixed	8.88%	2018	212	—	183	—

									110,874	11,510	71,931	12,031

(1)	Corresponds to the 1997 M.T.N. Program for US$ 1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 10,000 million.
(3)	Interest rate as of September 30, 2016.
(4)	The ANSES and/or the Fondo Argentino de Hidrocarburos have participated in the primary subscription of these negotiable obligations, which may, at the discretion of the respective holders, be subsequently traded in the securities market where these negotiable obligations are authorized to be traded.
(5)	The payment currency of these Negotiable Obligations is the Argentine peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these condensed interim consolidated financial statements, the Group has fully complied with the use of proceeds disclosed in the pricing supplements.
(7)	Until the course of twelve months since the date of issuance and liquidation to a fixed nominal annual rate of 25.75%; and then and until the date of maturity of the negotiable obligations to a variable nominal annual rate of BADLAR plus 3.49%.
(8)	Negotiable Obligations classifying as productive investment, computable as such for purposes of subsection 35.8.1, paragraph K of General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervision Bureau.
(9)	The payment currency of this Negotiable Obligation is the United States dollar at the exchange rate applicable under the terms of the series issued.

7.k) Accounts payable:

	September 30, 2016		December 31, 2015
	Noncurrent	Current	Noncurrent	Current
Trade and related parties (1)	208	41,233	204	38,704
Investments in companies with negative shareholders’ equity	—	1	—	1
Extension of concessions	348	375	340	412
Guarantee deposits	7	467	8	467
Payables with partners in joint operations and other agreements	—	204	—	78
Miscellaneous	63	468	73	317

	626	42,748	625	39,979

(1)	For more information about related parties, see Note 13.

7.l) Revenues:

	For the nine-month periods ended September 30,
	2016	2015
Sales (1)	160,581	117,966
Production incentive program (2)	—	1,153
Revenues from construction contracts	540	362
Turnover tax	(5,579)	(4,291)

	155,542	115,190

(1)	Includes 14,393 and 9,112 for the nine-month periods ended on September 30, 2016 and 2015, respectively, associated with revenues related to the natural gas additional injection stimulus program created by Resolution 1/2013 of the Ex-Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment.
(2)	See Note 13.

7.m) Costs:

	For the nine-month periods ended September 30,
	2016	2015
Inventories at beginning of year	19,258	13,001
Purchases for the period	37,121	25,616
Production costs	94,055	61,380
Translation effect	3,247	1,190
Inventories at end of period	(22,703)	(14,431)

	130,978	86,756

7.n) Expenses by nature:

	For the nine-months periods ended September 30,
	2016							2015
	Production costs(3)	Administrative expenses		Selling expenses	Exploration expenses	Total		Total
Salaries and social security taxes	7,357	1,932		1,149	189	10,627		7,833
Fees and compensation for services	676	1,193	(2)	298	7	2,174		1,683
Other personnel expenses	2,048	283		92	29	2,452		1,994
Taxes, charges and contributions	1,381	271		2,611	—	4,263	(1)	3,550	(1)
Royalties, easements and canons	12,813	—		18	29	12,860		8,669
Insurance	776	31		60	—	867		728
Rental of real estate and equipment	3,707	31		361	1	4,100		2,666
Survey expenses	—	—		—	321	321		295
Depreciation of property, plant and equipment	33,146	567		698	—	34,411		18,961
Amortization of intangible assets	343	143		25	—	511		225
Industrial inputs, consumable materials and supplies	4,079	25		57	7	4,168		2,812
Operation services and other service contracts	7,042	265		534	79	7,920		5,890
Preservation, repair and maintenance	12,239	234		230	18	12,721		9,789
Unproductive exploratory drillings	—	—		—	815	815		1,103
Transportation, products and charges	5,029	8		3,548	—	8,585		6,150
Provision for doubtful trade receivables	—	—		104	—	104		(117)
Publicity and advertising expenses	—	168		260	—	428		354
Fuel, gas, energy and miscellaneous	3,419	107		633	9	4,168		2,477

Total 2016	94,055	5,258		10,678	1,504	111,495

Total 2015	61,380	3,857		8,065	1,760			75,062

(1)	Includes approximately 1,069 and 1,004 corresponding to hydrocarbon export withholdings for the nine-month periods ended September 30, 2016 and 2015, respectively.
(2)	Includes 114 corresponding to YPF’s Directors and Statutory Auditor’s fees and remunerations for all concepts. On April 29, 2016, the General Ordinary and Extraordinary Shareholder’s meeting of YPF decided to ratify fees of 140 for the 2015 year and decided to approve as fees and remunerations for all concepts in advance for the 2016 year the sum of approximately 127.
(3)	The expense recognized in the condensed interim consolidated statements of comprehensive income related to research and development activities during the nine-month periods ended September 30, 2016 and 2015 amounted to 240 and 176, respectively.

7.o) Other operating results, net:

	For the nine-month periods ended September 30,
	2016	2015
Lawsuits	(826)	(373)
Construction incentive(1)	228	505
Temporary economic assistance(2)	—	562
Income on deconsolidation of subsidiaries (3)	1,528	—
Miscellaneous	492	232

	1,422	926

(1)	Corresponds to the incentive to Argentine manufacturers of capital goods received by A-Evangelista S.A. under the provisions of Executive Order No. 379/2001 of the Argentine Ministry of Economy, for the nine-month periods ended September 30, 2016 and 2015.
(2)	Corresponds to the temporary economic assistance received by Metrogas S.A. ordered by the Argentine Energy Secretariat in Resolution No. 263/2015 for the nine-month period ended September 30, 2015 (see Note 13).
(3)	See Note 7.c)

7.p) Financial results, net:

	For the nine-month periods ended September 30,
	2016	2015
Finance income
Interest income	656	519
Exchange differences	11,936	4,964

Total finance income	12,592	5,483

Finance cost
Interest expense	(13,086)	(5,611)
Finance accretion	(2,170)	(1,438)
Exchange differences	(2,978)	(975)

Total finance cost	(18,234)	(8,024)

Other financial results
Fair value gains on financial assets at fair value through profit or loss	1,495	532
Gains on derivative financial instruments	214	—

Total other financial results	1,709	532

Financial results, net	(3,933)	(2,009)

8. INVESTMENTS IN JOINT OPERATIONS

The Group participates in joint operations and other agreements which give the Group a contractually established percentage of the rights to the assets and obligations governed by the contracts. Interests in such joint operations have been consolidated line by line on the basis of the mentioned interest over the assets, liabilities, income and expenses related to each contract. Interests in joint operations have been calculated based upon the latest available financial statements as of the end of each year, taking into consideration significant subsequent events and transactions as well as available management information.

The exploration and production joint operations and other agreements in which the Group participates allocate hydrocarbon production to each partner based on its ownership interest; consequently, such hydrocarbons are commercialized directly by the partners, each of them recognizing the corresponding economic effects.

The assets and liabilities as of September 30, 2016 and December 31, 2015, and main magnitudes of profit or loss for the nine-month periods ended on September 30, 2016 and 2015 of the joint operations and other agreements are detailed below:

	September 30, 2016	December 31, 2015
Noncurrent assets	59,733	47,322
Current assets	2,377	944

Total assets	62,110	48,266

Noncurrent liabilities	4,978	4,593
Current liabilities	6,238	6,391

Total liabilities	11,216	10,984

	For the nine-month periods ended September 30,
	2016	2015
Production cost	15,406	9,454
Exploration expenses	395	130

9. SHAREHOLDERS’ EQUITY

On April 29, 2016, the General Ordinary and Extraordinary Shareholders’ meeting was held, which approved the financial statements of YPF for the year ended December 31, 2015 and additionally decided the following in relation to the distribution of earnings: (a) to allocate the amount of 50 to constitute a reserve for future acquisition of YPF shares under the “performance and bonus program” mentioned in the Director’s report, giving the Board of Directors the opportunity to acquire shares when it considers it convenient and to comply with the commitments assumed and to be assumed in relation with the mentioned program; (b) to allocate the amount of 3,640 to constitute a reserve for investment in accordance with article 70, paragraph 3 of Law 19,550 of Argentine Corporations and its amendments; and (c) to allocate the amount of 889 to a reserve for future dividends, empowering the Board of Directors to determine when to make a payment so long as it occurs before the end of the current fiscal year. On June 9, 2016, the Board of Directors of the Company decided to pay a dividend of 2.26 per share, for an amount of 889, which was made available to shareholders on July 7, 2016.

10. NET (LOSSES) EARNINGS PER SHARE

The following table shows the net (loss) income and the number of shares that have been used for the calculation of the basic net (losses) earnings per share:

	For the nine-month periods ended on September 30,
	2016	2015
Net (loss) income	(29,958)	6,274
Average number of shares outstanding	391,679,550	392,214,430
Basic and diluted (losses) earnings per share	(76,49)	16,00

Basic and diluted net (losses) earnings per share are calculated as shown in Note 1.b.13) to the annual consolidated financial statements.

11. PROVISIONS FOR PENDING LAWSUITS, CLAIMS AND ENVIROMENTAL LIABILITES

Provisions for pending lawsuits, claims and environmental liabilities are described in Note 10 to the annual consolidated financial statements.

As of September 30, 2016, the Group has accrued pending lawsuits, claims and contingencies which are probable and can be reasonably estimated, amounting to 9,960.

In relation to environmental obligations, and in addition to the hydrocarbon wells abandonment legal obligations for 33,834, as of September 30, 2016, the Group has accrued 1,300 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Group’s existing remediation program.

Developments during the nine-month period ended September 30, 2016, concerning the most significant pending lawsuits and contingencies are described below.

•	With respect to the AES Uruguaiana Emprendimientos S.A. (“AESU”) and Transportadora Gas del Mercosur S.A. (“TGM”) arbitration proceedings and the writ of nullity filed on February 2, 2016 by AESU and Companhía do Gas do Estado do Rio Grande do Sul (“SULGAS”), on February 23, 2016, the Court of Appeals denied the motion “in limine”. AESU and SULGAS filed a motion before the Supreme Court against this denial, which was communicated to YPF on March 31, 2016. On the same date, the Court of Appeals rejected the motion to appeal before the Supreme Court filed by TGM on February 2, 2016.

On April 26, 2016, Division IV of the Court of Appeals denied the motion filed by AESU and SULGAS and passed a new resolution declaring the nullity and ineffectiveness of all proceedings filed by the parties until then and by the Arbitration Tribunal regarding the “second stage” of the Arbitration, on the basis that they lacked legal grounds. In turn, the resolution recalls the legal order arising from Section 34, subsection 5, paragraph b, of the Argentine Civil and Commercial Code of Procedures (“CPCCN”), advising the Arbitration Tribunal that it may not issue any resolution regarding the second stage of the arbitration, including a final award on damages, and also advising AESU, SULGAS and TGM that any of their respective acts to that end or any act of the Arbitration Tribunal that might involve them, in violation of the above referred judgment, shall be evaluated by such Court Division in the exercise of the powers vested on it by the CPCCN as process manager (section 45 and related sections). In addition, this Division ordered to notify the Arbitration Tribunal and the International Arbitration Secretary’s Office for the International Chamber of Commerce (“ICC”), advising them that the Arbitration Tribunal is not in a position to issue an award in accordance with applicable law.

This resolution was communicated by YPF to the Arbitration Tribunal, the parties and the ICC. On the same date but following this notification, YPF was given notice of the damages arbitration award issued by a majority of the Arbitration Tribunal, whereby the Company was ordered to pay damages of US$185 million to AESU, for the early termination of the gas export contract in 2009, and on account of the delivery or pay penalty, and of US$ 319 million to TGM on account of the principal invoices amount, irrevocable contributions and damages for the early termination of the transportation contract.

On May, 2, 2016, YPF filed with the ICC and the Arbitration Tribunal the relevant writ of nullity against the said arbitration award. On the same date, it also filed a writ of nullity before Division IV of the Federal Contentious Administrative Tribunal, and filed a reconsideration motions from denial of appeal.

On May 4, 2016, the Arbitration Tribunal passed a resolution resolving that it would refrain from issuing a decision regarding the writ of nullity filed by YPF. Considering this resolution a dismissal of the writ of nullity, on May 5, 2016, YPF filed before Division IV of the Federal Contentious Administrative Tribunal a motion for reconsideration against the decision rendered by the Arbitration Tribunal to deny the writ of nullity filed by the Company. On May 5, 2016, AESU filed in the jurisdiction of New York, South District an action for the acknowledgment and enforcement of the Partial Liability Award issued in 2013. As of the date hereof, YPF has neither been given notice nor has it received the Final Award on Damages.

•	In connection with the legal action against TGN, the case was brought to trial, and on September 21, 2016, the allegations for invoice collection were filed in the case records.

•	In connection with the complaint filed by “Users and consumers’ association” against YPF, the Company filed an appeal against the relevant judgment, which was admitted with staying effect. Plaintiff also filed an appeal against the judgment and both parties filed their respective appellate briefs, which were answered. On April 4, 2016, the file was raised to the Court of Appeals. The updated judgment amount as of the date of these consolidated condensed interim financial statements amounts to approximately 606 plus legal costs.

•	As to the administrative environmental issues related to the lower 8 miles of the Passaic River, affecting Maxus Energy Corporation (“Maxus”) and Tierra Solutions, Inc. (“TS”) (companies deconsolidated on June 17, 2016 – see Note 7.c)) on March 4, 2016, the U.S. Environmental Protection Agency (“EPA”) issued the Record of Decision (“ROD”) for the lower 8.3 miles of the Passaic River, which is a part of the Diamond Alkali Superfund Site—Essex and Hudson Counties, New Jersey. The ROD selects the so-called Alternative 3 as the remedy for the removal of contaminated sediments with an estimated cost of US$1,382 million (net present value at a 7% rate).

The ROD requires the removal of 3.5 million cubic yards of sediment from the lower 8.3 miles of the Passaic River by bank-to-bank dredging, to a depth of approximately 5 to 30 feet in the federal navigation channel from mile 0 to mile 1.7, and approximately 2.5 feet in the remaining areas of the lower 8.3 miles of the Passaic River. A two-foot thick cap will be installed over the dredged areas. Contaminated segments will be transported to disposal sites outside the state. The EPA estimates the whole project will take approximately 11 years, including one year for negotiations among potentially responsible parties, three to four years for project design and six years for its implementation.

On March 31, 2016, the EPA notified all potentially responsible parties, including Occidental Chemical Corporation (“OCC”), of the liabilities relating to the 8.3 miles area of the Passaic River relating to the ROD. In the same notice the EPA stated that it expected OCC (against whom Maxus is litigating a dispute over indemnity) to prepare the remediation plan design and that it would send a second letter with an administrative proposal to this end, which was received by counsel to OCC, Maxus and TS on April 26, 2016.

As of June 17, 2016, OCC, Maxus and TS were holding discussions with EPA to define their participation in a potential negotiation aimed at taking part in the design of EPA’s proposed remediation plan, taking into account that the ROD has identified over one hundred potentially responsible parties and eight contaminants of concern, many of which have not been generated at the Lister Site. As of such date Maxus was evaluating the situation resulting from the issuance of the ROD by the EPA, as well as its subsequent associated letters.

•	In connection with the Passaic River litigation, in which the New Jersey Department of Environmental Protection (“DEP”) holds with YPF, YPF Holdings Inc. and other subsidiaries (including Maxus, a company that was deconsolidated on June 17, 2016 – See Note 7.c)), with respect to the contamination of the lower Passaic River with dioxin and other hazardous substances discharged by the Newark plant, the parties appealed the recommendations of the Special Judge to Judge Furnari (presiding Judge of the legal proceedings) on February 16, 2016, who, nevertheless, adopted the Special Masters, recommendations in their entirety. In addition, having been completed discovery of all relevant evidence, the acting Judge issued Case Management Order XXVIII, which sets forth, among other procedural deadlines, June 20, 2016 as the date for the commencement of the trial.

On April 25, 2016, all the parties moved to request permission to file interlocutory appeals and a stay of the litigation during the appellate proceedings. Maxus filed a motion requesting permission to appeal the ruling granting summary judgment to OCC against Maxus, which held that Maxus is liable under the stock purchase and sale agreement for all obligations under, or arising from, the Lister Site, even if attributable to OCC’s own acts. YPF filed a motion requesting permission to appeal the ruling denying its motion for summary judgment seeking a decision indicating that OCC may not use allegedly fraudulent transfers which are prescribed as a basis for its alter ego claims against YPF. OCC filed only one motion, appealing the ruling that granted to Repsol the motion for summary judgment, whereby all claims against Repsol were dismissed. OCC did not appeal the rulings that (a) denied OCC’s motion to file additional cross claims; (b) denied OCC’s motion for a declaratory judgment regarding future costs; and (c) denied OCC’s motion for summary judgment seeking a dismissal of Repsol’s Spill Act contribution claim against OCC (all of the foregoing without prejudice to reserving the right to file post-trial motions of appeal on these issues).

However, all litigation against Maxus has been stayed upon Maxus’ filing under Chapter 11 of the Bankruptcy Code, which is explained below.

•	On June 17, 2016, voluntary petitions under Chapter 11 of the Bankruptcy Code were filed with the United States Bankruptcy Court of the District of Delaware (hereafter, the “Bankruptcy Court”) by (a) Maxus Energy Corporation and its subsidiaries Maxus International Energy Company, Maxus (US) Exploration Company and Gateway Coal Company; and (b) Tierra Solutions Inc. (all of them hereafter referred to as the “Maxus Entities” or “Debtors”), subsidiaries of YPF Holdings, Inc.

The Debtor’s businesses are divided into three areas: (a) management of interests related to the exploitation of hydrocarbons carried out by Maxus and its subsidiaries; (b) management of remediation activities carried out by Tierra Solutions Inc.; and (c) management of benefits of former employees who are currently retired.

In this framework, Debtors have entered into an agreement (the “Agreement”) with YPF S.A., jointly with its subsidiaries YPF Holdings Inc., CLH Holdings Inc., YPF International S.A. and YPF Services USA Corp (jointly, “YPF Entities”) to settle all Debtors’ claims against YPF Entities, including any alter ego claims which, in YPF Entities’ opinion, have no merit.

The Agreement provides: i) the granting of a loan by YPF Holdings for an amount of US$ 63.1 million (“DIP Loan”) to finance Debtors’ activities during the estimated term of the reorganization procedure in order that, ultimately, the reorganization procedure under Chapter 11 might allow them to restructure their operations in a sustainable manner; ii) a payment of US$ 130 million to Maxus Entities (“Settlement Payment”) for all potential claims that the Debtors might have against YPF Entities.

The first hearing corresponding to the filing under Chapter 11 of the Bankruptcy Code (the “Filing”) took place on June 20, 2016. At that hearing, the Bankruptcy Court approved, among other things, the Debtors’ motions to continue as Debtors-in-Possession maintaining their day-to-day operations, including the Debtors’ use of the system for fund management, administration, payment of salaries and benefits to retired employees. The case is pending before United States Bankruptcy Judge Christopher S. Sontchi.

On August 19, 2016, the Judge approved the DIP Loan. On October 31, 2016, the first disbursement thereunder was made in the amount of US$5.3 million.

On October 20, 2016, a hearing was held regarding the Debtor’s exclusivity periods. The judge resolved: (a) to extend the exclusivity period until December 19, 2016; (b) to extend the exclusive solicitation period until February 17, 2017; and (c) that the parties may agree on an additional extension of the mentioned periods for up to 30 days, without need to make any express request to the Court, provided, however, that the Debtors may request new extensions of the above periods or that any interested party may request their reduction.

Subject to certain exceptions under the Bankruptcy Code, effective as of the date of the filing of the Chapter 11 petitions with the Bankruptcy Court, most decisions, as well as the issues related to creditors’ claims and actions for the collection of their claims that arose prior to the filing date are automatically stayed (among others, those corresponding to claims against Maxus Entities at the local court of New Jersey related to the Passaic River litigation – see Note 10 to these consolidated condensed interim financial statements and also Note 11 to the annual consolidated financial statements).

12. CONTINGENT LIABILITIES, CONTINGENT ASSETS, CONTRACTUAL COMMITMENTS, MAIN REGULATIONS AND OTHERS

Contingent liabilities, contingent assets, contractual commitments, main regulations and others are described in Note 11 to the annual consolidated financial statements.

Developments during the nine-month period ended September 30, 2016 concerning the above are detailed below.

a)	Contingent Liabilities

•	In connection with the complaint filed by Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U. (“Petersen”), on July 20, 2016, a hearing was held at the Court, at which the parties made their arguments regarding the motion to dismiss, answering the questions asked by the Judge. On September 9, 2016, the United States District Court for the Southern District of New York issued a resolution whereby in this preliminary instance, the claim filed by Petersen against YPF was partially dismissed. The Company appealed against this resolution.

•	In connection with Resolution No. 17/2012, issued by the Secretariat of the Interior of the ex-Federal Ministry of Economy and Public Finance, which ordered YPF, Shell Compañía Argentina de Petróleo S.A. and Esso Petrolera Argentina S.R.L. to supply jet fuel for the domestic and international air transport at a price net of taxes not to exceed 2.7% of the price net of taxes of Super gasoline (not Premium) offered at their respective service stations closest to the relevant airport, maintaining the current fuel supply logistics in its ordinary and usual supply quantities, the Argentine Supreme Court (“CSJN”) ruled in December 2015 to sustain the appeal filed by the Federal Government. Thus, the CSJN confirmed the jurisdiction of the Secretariat of Commerce to issue administrative precautionary measures under Section 35 of Law No. 25,156. In addition, it ordered that the records of the case be returned “to the original court so that the person concerned” may issue a new ruling on the basis of the decision. As a result, the Federal Court must issue a new ruling on the lawfulness or unlawfulness of Resolution 17/2012 on the basis of the additional grounds previously alleged by YPF regarding the substance of this issue.

b)	Contingent Assets

•	Cerro Divisadero:

Concerning the fire that damaged the facilities of the Crude Oil Treatment Plant of Cerro Divisadero in Mendoza, as of December 31, 2015 the claim settlement proceedings were concluded, with the final settlement amount agreed at US$122 million, of which US$45 million was related to property damage and US$77 million was related to production losses, for which a US$60 million advance had already been received as of such date. During the nine-month period ended September 30, 2016, the Company received the second and final payment of US$62 million.

c)	Contractual commitments

•	Agreements for project investments

•	With respect to the Investment Project Agreement executed by and between the Company and subsidiaries of Chevron Corporation with the objective of the joint exploitation of unconventional hydrocarbon in the Province of Neuquén in the Loma Campana area, during the nine-month period ended September 30, 2016, the Company and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) have completed transactions, including mainly the purchases of gas and crude oil by YPF for 4,433. These transactions were completed under general and regulatory market conditions. The net balance payable to CHNC as of September 30, 2016 amounts to 624.

•	Concerning the acquisition by Pampa Energía S.A. (“PEPASA”) of the whole capital stock of Petrobras Participaciones S.L., which holds 67.2% of the capital and votes of Petrobras Energía S.A. (“PESA”), YPF and PEPASA have entered into an agreement subject to certain conditions precedent whereby, upon formalization of the acquisition of the controlling interest in PESA by PEPASA, the latter shall assign to YPF participations in the exploitation concessions of two areas located in the Neuquén basin with production and high development potential of gas (of the tight and shale type), to be operated by YPF, according to the following percentages: (i) 33.33% interest in the Río Neuquén area located in the Province of Neuquén and in the Province of Río Negro; and (ii) 80% interest in the Aguada de la Arena area in the Province of Neuquén.

In order to give effect to this agreement, PEPASA and YPF have signed the Financing and Interest Acquisition Framework Agreement and a Loan Agreement, whereby YPF on July 25, 2016 granted PEPASA a secured loan for the indirect acquisition of the aforementioned areas in the amount of US$140 million, equal to the acquisition cost of the mentioned interests. Upon the approval of the aforementioned interest assignment by PESA’s Board of Directors, the aforementioned loan may be used during 2018 for the payment of YPF’s acquisition of the interests in concession and joint operations with: (i) PESA and an affiliate of Petróleo Brasileiro S.A. for the Río Neuquén Area, and (ii) Petrouruguay S.A. for the Aguada de la Arena Area. Additionally, see Note 17.

d)	Main regulations and others

•	Natural gas regulatory requirements - Producers and Distribution Companies

Temporary Agreement with Natural Gas Network Distribution Companies

On February 24, 2016, within the framework of the process for renegotiating public services contracts provided by Law No. 25,561 and supplementary regulations, Metrogas entered into a Temporary Agreement with the Ministry of Energy and Mining (“MINEM”) and the Ministry of Economy and Public Finance whereby a provisional tariff regime was established for the collection of higher revenues than those collected under the Temporary Agreement of 2014 and ENARGAS Resolution No. I/2407/2012 issued on November 27, 2012.

The new Temporary Agreement, which is not subject to ratification by the Executive Branch, establishes an interim tariff regime effective from April 1, 2016, consisting of the readjustment of tariffs, taking into account the guidelines necessary to maintain service continuity and common criteria with the other distribution licensees, and considering tariff regulations, including changes in the gas price at the Transportation System Entry Points (“TSEPs”).

Furthermore, the Temporary Agreement provides that, between its execution date and December 31, 2016, the parties shall reach an agreement relating to the method, time frames and timing of the execution of the Memorandum of Agreement for Comprehensive Contractual Renegotiations.

The Temporary Agreement also provides that it will incorporate any transfer that results from changes in tax regulations that remain outstanding, except for the income tax, and imposes a mandatory investment plan on Metrogas.

On April 1, 2016 the MINEM issued the following Resolutions:

(1)	Resolution No. 28/2016 passed by the MINEM, which, among other things:

•	Sets the new prices for natural gas at the TSEPs, broken up by basin and user category, and provides discounts to those Residential users who record a savings in their consumption by fifteen percent (15%) or more compared to the same period of the previous year, taking into effect consumption from April 1, 2016.

•	Sets the new Propane Gas Prices for Undiluted Propane Gas distribution, as well as provides discounts to those Residential users who record a savings in their consumption equal to or higher than fifteen percent (15%) compared to the same period of the previous year.

•	Instructs the ENARGAS to update the Registry of Persons Exempt from the Argentine Government Policy of Subsidy Reallocation through which ENARGAS adopts for Residential users the Eligibility Criteria to benefit from a “Social Tariff”, with a one hundred percent (100%) discount on the Natural Gas price or the Propane Gas price consumed by such users. On May 6, 2016, the Registry of Persons Exempt from the Argentine Government Policy of Subsidy Reallocation was modified by ENARGAS Resolution No. 3,784/2016.

•	Revokes resolutions passed by the former ex-Ministry of Federal Planning, Public Investment and Services under Section 6 of Executive Order No. 2,067/2008 and Section 7 of Resolution No. 1,451/2008, related to the assessment of tariff charges, which instructs ENARGAS to take the necessary measures to cease applying those charges in the bills issued to users.

(2)	Resolution No. 31 of the MINEM instructs ENARGAS to implement the procedure for the Comprehensive Tariff Review established by the Memorandum of Agreement for Comprehensive Contractual Renegotiations entered into with Licensees within the framework of Law No. 25,561, its amendments and complementary rules, to be executed within a maximum term of one year from April 1, 2016. It further established the application of a provisional tariff.

(3)	Resolution No. 34/2016 passed by the MINEM, which, among other things:

•	Sets the new prices at TSEPs for natural gas supply to Compressed Natural Gas (CNG) stations, taking into effect consumption from April 1, 2016.

•	Provides that from May 1, 2016, natural gas for CNG supply stations must be acquired by distributors.

On April 4, 2016, ENARGAS Resolution No. 3,726/2016 was published in the Argentine Official Gazette whereby:

•	A new tariff scheme applicable to Metrogas users was approved, effective from April 1, 2016, in line with the provisions of Resolution No. 28/2016 issued by the MINEM.

•	Additionally, new tariffs are established for Residential users who record a savings in their consumption equal to or higher than fifteen percent (15%) compared to the same period of the previous year and for users registered with the registry established under ENARGAS Resolution No. I-2,905/2015 as amended by section 5 of Resolution No. 28/2016 issued by the MINEM (social tariff).

•	It orders Metrogas to:

i.	No longer include the amounts derived from the charge imposed by Executive Decree No. 2,067/2008;

ii.	Effectuate the monthly collection of bills which are issued bi-monthly, which shall be paid as two monthly payments, each equal to 50% of the total amount of the bi-monthly bill, to be paid 30 days apart;

iii.	Refrain from distributing dividends without first demonstrating to the ENARGAS full compliance with the Mandatory Investment Plan.

Subsequently, on June 1, 2016, the MINEM published Resolution No. 89 whereby:

•	The ENARGAS is required to elaborate a procedure modifying and supplementing the provisions of ENARGAS Resolutions No. 716/1998 and 1,410/2010, and setting forth the daily operating conditions of the Transportation and Distribution Systems.

•	It establishes the volumes the Distribution Companies may request to supply priority demand and sets forth that if natural gas is contracted with a Producer for such purpose, the contracted volume amount requirement of natural gas from such Producer will be reduced in accordance with the framework provided by Resolution No. 1,410/2010 to the extent of the volume contracted.

Pursuant to this Resolution, on June 5, 2016 ENARGAS Resolution No. I/3833 was issued, whereby the “Supplementary Procedure for Gas Requests, Confirmations and Control” was established.

On June 7, 2016, MINEM Resolution No. 99 was issued, under which:

•	The ENARGAS, in exercise of its powers, is required to establish the necessary measures so that during 2016, the amounts before taxes of bills issued by providers of the gas distribution public service in all the territory, to be paid by Residential users (category R and its subcategories) and users of the Small General Service category with full service (subcategories P1, P2 and P3, and equivalent categories in the undiluted propane gas distribution service), for consumption made from April 1, 2016, shall not exceed by more than 400% and 500%, respectively, the final amount, before taxes, that should have been invoiced for such consumption, if the tariffs effective as of March 31, 2016 had been applied to the same user and for the volume consumed in the new billing period.

On June 8, 2016, ENARGAS, through Resolution No. 3,843/2016, regulated these limits until December 31, 2016. According to Resolution No. 99/2016 of the MINEM, any differences arising from the final amount resulting from the application of the relevant limit and the tariff schemes applicable as of that date shall be determined during 2016 as a discount on the prices to be billed by natural gas Producers to Distribution Companies.

On July 12, 2016, the MINEM, through Resolution No. 129/2016:

•	Amended Resolution No. 99/2016 and instructed ENARGAS to take the necessary steps in order that during 2016, the aggregate amount, after taxes, of the bills issued by Gas Distribution Companies to be paid by Residential users (category R and its subcategories), Small General Service (SGS) category with full service and equivalent categories in the undiluted propane network distribution service for consumptions made as of April 1, 2016, do not exceed by more than 400% and 500%, respectively, the final amount, after tax, of the bill issued to the same user, for the same billing period of the previous year, i.e. the amount billed should not exceed an amount equivalent to 5 or 6 times, respectively, the final amount of the bill issued to the same user for the same billing period of the previous year.

•	Instructed ENARGAS to take the necessary steps to complete, before December 31, 2016, the comprehensive Tariff Review process (referred to in Section 1 of Resolution No. 31 dated March 29, 2016). The public hearing for such Tariff Review process should be held before October 31, 2016.

On July 27, 2016, the ENARGAS issued Note No. 6,877 informing that, as a result of the decision of Division II of the Federal Court of Appeals of La Plata in the case filed by Centro de Estudios para la Promoción de la Igualdad y la Solidaridad (“CEPIS”) regarding the declaration of nullity of MINEM Resolutions No. 28/2016 and 31/2016, and until the appeal filed by the MINEM to the Supreme Court is decided, it is not feasible to apply the ENARGAS Resolutions related to tariff increases, including, among others, Resolutions No. 3,726/2016 and 3,843/2016.

On August 18, 2016, the Argentine Supreme Court (“CSJN” for its acronym in Spanish) ruled unanimously to partially uphold the judgment of Division II of La Plata Federal Court of Appeals regarding the nullity of MINEM Resolutions 28/2016 and 31/2016, which decision is limited to the residential users, who will keep the social tariff as long as it is more beneficial. The decision was based on the fact that no public hearings had been held to order tariff increases. Thus, the tariff schemes established on April 1, 2016 in relation to residential users are no longer in effect. The decision of the CSJN acknowledges the authority of the Executive branch to set tariffs and provides that a public hearing before a decision to increase tariffs is an essential requirement to make decisions in this respect. It also provides that the production and sale of natural gas was an unregulated activity until the enactment of Executive Order 181/2004. Therefore, as long as the gas price at the Transportation System Entry Points (“TSEPs”) is determined on the basis of the free market supply and demand, its analysis should be made jointly with the tariff review, for which a public hearing is necessary.

Based on CSJN’s decision, the MINEM issued Resolution No. 152-E/2016 instructing ENARGAS with respect to the manner in which consumption by Residential users and SGS users will be billed from April 1, 2016. To that end, Resolution No. 3,961/2016 provides that gas consumption by Residential users from April 1, 2016 is to be billed at the tariff scheme in effect as of March 31, 2016. The resolution further abrogates Section 1 of ENARGAS Resolution No. I-3843/16, which relates to the discount provided by MINEM Resolution No. 129/2016. In addition ENARGAS issued Resolution No. 3,960/2016, which instructs Distributors on the mechanisms for the application of the discount provided by MINEM Resolution No. 129/2016 for SGS clients.

Resolution No. 152-E/2016 also instructed ENARGAS to call a public hearing for the treatment of the temporary tariff adjustment for natural gas transportation and distribution services, to be applied until the establishment of the tariff schemes resulting from the Comprehensive Tariff Review.

On September 16, 17 and 18, 2016 public hearings were held, as called by ENARGAS pursuant to Resolutions No. I-3953/16 and No. I-3957/16 under the Comprehensive Tariff Review, in compliance with MINEM’s order under its Resolution No. 152-E/2016.

As a result of the Temporary Agreement with Natural Gas Distribution Companies and the tariff schemes issued accordingly, a large number of legal actions (motions for protection of constitutional rights, precautionary measures, etc.) were filed throughout the Argentine territory against the then effective scheme. With the issuance of the judgment of the CSJN in the CEPIS case, the Group anticipates that no new legal actions will be filed challenging the application of tariff schemes established by ENARGAS as a result of the aforementioned public hearings.

On October 7, 2016, MINEM Resolution No. 212/2106 was published, whereby:

•	New prices have been determined at the TSEPs with a discount for natural gas Residential users who record savings in consumption equal to or higher than 15% with respect to the same period of 2015 and the new prices propane gas for undiluted propane gas distribution, being $800/ton for Residential users and P1 and P2 General Service users, and $2,100/ton for P3 General Service users.

•	In connection with the new price of Propane Gas for Undiluted Propane Gas distribution, it provides that Residential users who record savings equal to or higher than 15% with respect to the same period of 2015 will receive a 30% discount from the price indicated in the previous paragraph.

•	The Hydrocarbon Resources Secretariat has been instructed that as long as the gas prices at the TSEPs are determined by free market supply and demand, it shall prepare on a semi-annual basis and submit to the MINEM for approval the proposal of gas prices at the TSEP corresponding to each six-month period.

•	ENARGAS has been instructed, on the basis of the economic and financial situation of Licensees and on account of the Comprehensive Tariff Review, to adjust the transition tariffs in effect for Natural Gas Transportation and Distribution Services, under the Memoranda of Agreements for Comprehensive Contractual Renegotiations and Temporary Agreements executed with those Licensees which as of the date thereof shall not have reached a renegotiation agreement, allowing Licensees to comply with the investment plan for the current year, to meet their operations, maintenance, administration and marketing expenses and to pay the obligations assumed as they become due, thus maintaining the payment chain in order to ensure the continued and regular provision of the public services they render until the final tariff schemes resulting from the Comprehensive Tariff Review are established.

•	ENARGAS has been instructed to take the necessary measures so that the aggregate amount, including taxes, of the bills issued by gas distribution companies throughout the country to be paid by users for consumption since the effective date of the gas prices at the TSEPs established in this resolution, does not exceed the maximum amounts equal to the percentages set forth below, considered as a percentage of increase over the aggregate amount, including taxes, of the bill issued to the same user for the same billing period of the previous year: R1-R23 Users: 300%; R31-R33 Users: 350%; R34 Users: 400%; and SGS Users: 500%.

•	It further provided that the afore mentioned increase limits on the final amounts billed will be applied provided the invoice amount exceeds $250.

On that same date, ENARGAS published Resolutions No. 4,053/2016 and No. 4,054/2016 with the tariff schemes for transportation companies Transportadora de Gas del Norte S.A. and Transportadora de Gas del Sur S.A., respectively, and ENARGAS Resolution No. 4,044/2016, whereby the tariff schemes for Metrogas users were approved.

However, Metrogas anticipates an agreement with the Argentine government concerning the guidelines contained in the Annex to the 2016 Temporary Agreement related to the methods, time periods and timelines of the execution of the Memorandum of Agreement for Comprehensive Contractual Renegotiations, so as to facilitate the restructuring of the economic-financial standing.

In turn, in connection with ENARGAS Resolution No. 1,410/2010 approving a “Procedure for Gas Requests, Confirmations and Controls”, which had been appealed by YPF on December 9, 2015, ENARGAS rejected YPF’s challenge to such resolution. YPF is evaluating the course of action that it will pursue.

Natural Gas New Projects Stimulus Program

On May 18, 2016, MINEM Resolution No. 74/2016 created the “Natural Gas New Projects Stimulus Program” in order to foster natural gas production for those companies submitting new natural gas projects, provided they are not beneficiaries of the “Natural Gas Additional Injection Stimulus Program” or the “Natural Gas Injection Stimulus for Companies with Reduced Injection”, created by Resolutions No. 1/2013 and 60/2013, respectively, of the former Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan.

The submission of new projects, which must be approved by the Hydrocarbon Resources Secretariat, may obtain a stimulus price of US$7.50/MMBTU.

The “Natural Gas Injection Stimulus for Companies without Injection”, created by Resolution No. 185/2015 of the former Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan has been abolished, but any projects submitted under such program which are pending approval must be evaluated under the “Natural Gas New Projects Program”.

The “Natural Gas New Projects Program” shall be effective as from the publication of the relevant resolution in the Official Gazette (May 19, 2016) until December 31, 2018.

Following this Resolution, no new projects may be submitted under the natural gas production incentive Program known as “Gas Plus”, created by Resolution No. 24/2008 of the former Energy Secretariat of the former Ministry of Federal Planning, Public Investment and Services, as amended. Notwithstanding the foregoing, any projects approved under said Program shall remain in full force according to the terms of their respective approvals.

The requirements to be fulfilled by gas to be involved in a new natural gas project are the following: a) it must come from an exploitation concession granted as a result of a discovery reported after the effective date of Resolution No. 1/2013 of the former Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan or b) come from an exploitation concession of areas classified as “Tight Gas” or “Shale Gas”, or c) belong to companies without natural gas injection registers which acquire an interest in areas belonging to companies registered in the “Natural Gas Additional Injection Stimulus Program” or the “Natural Gas Injection Stimulus for Companies with Reduced Injection”, created by Resolutions No. 1/2013 and 60/2013, respectively, of the former Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan, but for which the total injection coming from the areas in question, including the acquired areas, would have been zero during the period in which the selling company would have calculated its base injection.

On May 20, 2016, Executive Order No. 704/2016 was issued, which converted into pesos the debt under the Natural Gas Additional Injection Stimulus Program, the Natural Gas Injection Stimulus for Companies with Reduced Injection and debt derived from the Agreement for the Supply of Propane Gas for Undiluted Propane Gas Distribution Networks, taking into account the closing rate of exchange for each period, and the delivery of sovereign bonds issued by the Argentine government denominated in US dollars with an 8% interest rate and a maturity date in 2020 (“BONAR 2020 US$”) for the cancellation thereof.

The sale of these BONAR 2020 US$ is restricted; therefore, until and including December 2017, the Group may not sell monthly more than 3% of the aggregate amount of the BONAR 2020 US$ received. In addition, during the months in which the Group does not exercise its right to sell the BONAR 2020 US$ up to the above mentioned percentage, it may accumulate the unused percentage for its sale in subsequent months. In no event will the sale in a single month of the accrued balances exceed 12% of the total BONAR 2020 US$ received.

In order to request the cancellation of outstanding payments, beneficiaries must subscribe and file with the Hydrocarbon Resources Secretariat of the MINEM letters of accession. YPF has filed the letters of accession and has reserved the right to claim the exchange differences and interest.

On July 13, 2016, the Group has received, under the Natural Gas Additional Injection Stimulus Program, BONAR 2020 US$, with a face value of US$630 million.

In addition, on September 21, 2016, under the Supply of Propane Gas for Undiluted Propane Gas Distribution Networks Agreement, the Group received BONAR 2020 US$, with a face value of US$12 million.

•	Regulatory framework for the electric power industry:

•	Law No. 27,191, amending Law No. 26,190 of Argentina’s Scheme for Promotion of Use of Energy Renewable Sources intended for Electricity Production. This law binds Large Users to incorporate at least 8% of energy from renewable sources into their electric power usage by December 31, 2017.

•	Executive Branch Order No. 531/2016 (Regulations of Law No. 27,191), dated March 31, 2016. Among other things, this Executive Order establishes that before December 31, 2017, users shall provide evidence of subscription of self and joint generation contracts or projects. Upon revision of compliance with the purposes of the law, if an energy shortage is found, a penalty shall be imposed, but no further details have been provided.

•	Resolution No. 22/2016 issued by the Energy Secretariat, dated March 30, 2016. Pursuant to this Resolution, the Energy Secretariat amended SE Resolution No. 482/2015 and adjusted tariff components collected by generators who have adhered to SE Resolutions Nos. 95/2013, 529/14 and 482/2015. The resolution modifies remunerative components of financial transactions retroactively to February 2016.

•	MINEM Resolution No. 41/2016 issued on April 13, 2016. It sets the new prices at the entry points to the natural gas transportation system for each basin of origin, which prices will be applied to natural gas acquisitions made to be used for the generation of electricity to be sold in the Wholesale Electricity Market (“MEM”) or, generally, to be supplied to the electricity distribution public service.

•	Resolution No. 21/2016 issued by the Energy Secretariat published on March 22, 2016. This resolution calls generators, self-generators and joint generators interested in bidding on a new capacity of thermal power generation and associated electricity production, undertaking to be available in the MEM during summer (2016/2017 and 2017/2018) and winter 2017.

•	MINEM Resolution No. 71/2016, dated May 18, 2016. This resolution provides for the commencement of the open competitive bidding process for contracting, in the MEM, electric energy from renewable generation sources in order to achieve the contribution goals from renewable energy sources scheduled by December 31, 2017, in Sections 2 of Law No. 26,190 and 8 of Law No. 27,191 (“Renovar Program (Round 1)”).

•	SEE Resolution No. 155/2016, dated June 15, 2016. This resolution informs the first projects awarded under the call for bids set forth by SEE Resolution No. 21/2016, including, among others, Thermal Power Plant El Bracho (Province of Tucumán) awarded to Y-GEN II, in which YPF Energía Eléctrica S.A. has a 66.67% interest. See Note 3.

•	SEE Note 355/2016, dated June 28, 2016. This Note gives bidders who have exceeded the technical offers the opportunity to improve their financial offers in order to be again taken into consideration in the award of the call for bids set forth in SEE Resolution No. 21/2016.

•	SEE Resolution No.216/2016, dated July 15, 2016. This resolution informs the new projects awarded under the call for bids set forth by SEE Resolution No. 21/2016, including, among others, Thermal Power Plant Loma Campana (Province of Neuquén) awarded to Y-GEN, in which YPF Energía Eléctrica S.A. has a 66.67% interest. See Note 3.

•	MINEM Resolution No. 136, dated July 26, 2016, whereby interested parties are invited to tender in the National and International Open Bidding Process to contract in the MEM electric energy from renewable generation sources through the Renovar Program (Round 1) in order to execute Forward Contracts known as Contracts for the Supply of Renewable Electric Energy, with CAMMESA on behalf of the Distributors and MEM Large Users, in accordance with the terms and conditions approved by the same resolution.

•	Investments in financial assets

During the three-month period ended September 30, 2016, the Group acquired sovereign bonds issued by the Argentine government denominated in US dollars with a 6.875% annual interest rate and due in 2021 with a face amount of US$195 million.

13. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Group enters into operations and transactions with related parties according to general market conditions, which are part of the normal operations of the Group with respect to their purpose and conditions.

The information detailed in the tables below shows the balances with associates and joint ventures as of September 30, 2016 and December 31, 2015 and transactions with such parties for the nine-month periods ended September 30, 2016 and 2015.

	September 30, 2016			December 31, 2015
	Other receivables	Trade receivables	Accounts payable	Other receivables	Trade receivables	Accounts payable
	Current	Current	Current	Current	Current	Current
Joint ventures:
Profertil S.A.	99	135	92	110	209	35
Compañía Mega S.A.	6	656	47	12	481	381
Refinería del Norte S.A.	—	221	23	—	125	11
Bizoy S.A.	4	—	—	4	—	—

	109	1,012	162	126	815	427

Associates:
Central Dock Sud S.A.	—	125	—	—	194	—
YPF Gas S.A. (1)	32	432	59	33	98	44
Oleoductos del Valle S.A.	—	—	80	—	—	56
Terminales Marítimas Patagónicas S.A.	—	—	45	—	—	44
Oleoducto Trasandino (Argentina) S.A.	—	—	5	—	—	2
Oleoducto Trasandino (Chile) S.A.	2	—	—	1	—	—
Gasoducto del Pacífico (Argentina) S.A.	4	—	28	4	—	27
Oiltanking Ebytem S.A.	—	—	55	—	—	45

	38	557	272	38	292	218

	147	1,569	434	164	1,107	645

	For the nine-month period ended on September 30,
	2016			2015
	Revenues	Purchases and services	Interest income (loss), net	Revenues	Purchases and services	Interest income (loss), net
Joint ventures:
Profertil S.A.	724	405	—	602	219	—
Compañía Mega S.A.	1,822	245	—	1,008	363	—
Refinería del Norte S.A.	795	94	2	598	129	—

	3,341	744	2	2,208	711	—

Associates:
Central Dock Sud S.A.	462	—	23	210	—	7
YPF Gas S.A.(1)	624	31	—	146	27	—
Oleoductos del Valle S.A.	—	296	—	—	152	—
Terminales Marítimas Patagónicas S.A.	—	227	—	—	149	—
Oleoducto Trasandino (Argentina) S.A.	—	17	—	—	15	—
Gasoducto del Pacífico (Argentina) S.A.	—	122	—	—	81	—
Oiltanking Ebytem S.A.	—	268	—	—	135	—

	1,086	961	23	356	559	7

	4,427	1,705	25	2,564	1,270	7

(1)	Disclosed balances and transactions since the date of the acquisition of interest.

Additionally, in the normal course of business, and taking into consideration that the Group is the main oil and gas company in Argentina, its client/suppliers portfolio encompasses both private sector entities as well as national, provincial and municipal public sector entities. As required by IAS 24 “Related party disclosures”, the most important transactions mentioned above are:

•	CAMMESA: the provision of fuel oil, which is directed to thermal power plants, and the revenues and purchases of energy (the operations of sale and purchase for the nine-month period ended on September 30, 2016 amounted to 15,946 and 1,795, respectively, and on September 30, 2015 amounted to 7,836 and 1,098, respectively, while the net balance as of September 30, 2016 and December 31, 2015 was a trade receivable of 2,437 and 1,960, respectively);

•	ENARSA: rendering of services in the regasification projects of liquefied natural gas in Bahía Blanca and Escobar and the purchase of natural gas and crude oil (the operations for the nine-month period ended on September 30, 2016 amounted to 1,895 and 920, respectively, and on September 30, 2015 amounted to 1,270 and 708, respectively, while the net balance as of September 30, 2016 and December 31, 2015 was a trade payable of 780 and 135, respectively);

•	Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.: the provision of jet fuel (the operations for the nine-month periods ended on September 30, 2016 and 2015 amounted to 2,124 and 1,635, respectively, while the net balance as of September 30, 2016 and December 31, 2015 was a trade receivable of 392 and 255, respectively);

•	Ministry of Energy and Mining: the benefits of the incentive scheme for the Additional Injection of Natural Gas (the operations for the nine-month periods ended on September 30, 2016 and 2015 amounted to 14,393 and 9,112, respectively, while the net balance as of September 30, 2016 and December 31, 2015 was a trade receivable of 13,180 and 9,859, respectively; see Note 12.d)) and for the crude oil production incentive program (the net balance as of September 30, 2016 and December 31, 2015 was a trade receivable of 46 and 1,988, respectively, while no transactions existed for the nine-month period ended on September 30, 2016, while the operations for the nine-month period ended on September 30, 2015 amounted to 1,153); the temporary economic assistance to Metrogas (no balance existed as of September 30, 2016, while the net balance as of December 31, 2015 was a trade receivable of 149; no transactions existed for the nine-month period ended on September 30, 2016, while the operations for the nine-month period ended on September 30, 2015 amounted to 562); benefits arising from the agreement for the supply of propane gas for undiluted propane gas distribution networks (the operations for the nine-month periods ended on September 30, 2016 and 2015 amounted to 65 and 63, respectively, while the net balance as of September 30, 2016 and December 31, 2015 was a trade receivable of 133 and 207, respectively); and benefits from the “hogares con garrafa” program (the operations for the nine-month periods ended on September 30, 2016 and 2015 amounted to 96 and 93, respectively, while the net balance as of September 30, 2016 and December 31, 2015 was a trade receivable of 136 and 90, respectively).

•	Ministry of Transport: the compensation for providing gas oil to the public transport of passengers at a differential price (the operations for the nine-month periods ended on September 30, 2016 and 2015 amounted to 4,098 and 2,686, respectively, while the net balance as of September 30, 2016 and December 31, 2015 was a trade receivable of 842 and 412, respectively);

•	Industry Secretariat: incentive for domestic manufacturing of capital goods, for the benefit of A-Evangelista S.A. (the operations for the nine-month period ended on September 30, 2016 and 2015 amounted to 228 and 505, respectively, while the net balance as of September 30, 2016 and December 31, 2015 was a trade receivable of 194 and 27, respectively).

Such transactions are generally based on medium-term agreements and are provided according to general market and/or regulatory conditions, as applicable.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector, as defined in IAS 24. Such transactions consist of certain financial transactions that are described in Note 7.j) of these condensed interim consolidated financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts, and in connection therewith, to the reimbursement from the insurance coverage for the incident mentioned in Note 11.b) to the annual consolidated financial statements and in Note 12.b) of these condensed interim consolidated financial statements.

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the mentioned investment agreement. See Note 11.c) to the annual consolidated financial statements and Note 12.c) of these condensed interim consolidated financial statements.

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and vice president managers with executive functions appointed by the Board of Directors, for the nine-month periods ended September 30, 2016 and 2015:

	For the nine-month period ended on September 30,
	2016(1)	2015(1)
Short-term employee benefits(2)	128	108
Share-based benefits	19	38
Post-retirement benefits	6	4
Other long term benefits	68	—

	221	150

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned periods.
(2)	Does not include Social Security contributions of 34 and 23 for the nine-month periods ended on September 30, 2016 and 2015, respectively.

14. EMPLOYEE BENEFIT PLANS AND OTHER OBLIGATIONS

Note 1.b.10) to the annual consolidated financial statements describes the main characteristics and accounting treatment for benefit plans implemented by the Group. The charges recognized during the nine-month periods ended on September 30, 2016 and 2015 are as follows:

i. Retirement plan:

The total charges recognized under the Retirement Plan amounted to approximately 56 and 36 for the nine-month periods ended on September 30, 2016 and 2015, respectively.

ii. Performance Bonus Programs and Performance evaluation:

The amount charged to expenses related to the Performance Bonus Programs was 862 and 735 for the nine-month periods ended on September 30, 2016 and 2015, respectively.

iii. Share-based benefit plan:

The amounts recognized in net income in relation with the Share-based Plans, which are disclosed according to their nature, amounted to 108 and 89 for the nine-month periods ended on September 30, 2016 and 2015, respectively.

During the nine-month periods ended September 30, 2016 and 2015, the Company has repurchased 171,330 and 382,985 treasury shares for an amount of 50 and 119, respectively, in order to comply with the share-based plans described in Note 1.b.10.iii) to the annual consolidated financial statements. The cost of such repurchases is reflected in the shareholders’ equity under the name of “Treasury shares acquisition cost”, while the face value and the adjustment resulting from the monetary restatement carried out in accordance with the Previous Accounting Principles have been reclassified from the accounts “Subscribed Capital” and “Capital Adjustment” to the accounts “Treasury shares” and “Treasury shares comprehensive adjustment”, respectively.

15. INFORMATION REQUIRED BY REGULATORY AUTHORITIES

a) CNV General Resolution No. 622

i.	Pursuant to section 1, Chapter III, Title IV of such Resolution, a description of the notes to the condensed interim consolidated financial statements containing information required under the Resolution in the form of exhibits follows.

Exhibit A – Fixed Assets	Note 7.b) Property, plant and equipment

Exhibit B – Intangible assets	Note 7.a) Intangible assets

Exhibit C – Investments in companies	Note 7.c) Investments in associates and joint ventures

Exhibit D – Other investments	Note 6 Financial instruments by category

Exhibit E – Provisions	Note 7.f) Trade receivables Note 7.e) Other receivables Note 7.c) Investments in associates and joint ventures Note 7.b) Property, plant and equipment Note 7.h) Provisions

Exhibit F – Cost of goods sold and services rendered	Note 7.m) Costs

Exhibit G – Assets and liabilities in foreign currency	Note 16 Assets and liabilities in currencies other than the Argentine peso

ii.	On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent - Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company shall not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it shall also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Besides, in accordance with the provisions of Section VI, Chapter II, Title VII of the CNV Rules and its Interpretative Criterion No. 55, the Company’s equity exceeds the minimum required equity under such rules, which is 15, while the minimum required counterparty capital, which is 3, is comprised of 8,522,815 Class B Units of Compass Ahorro Mutual Fund with 24-hour settlement upon redemption, the total value of the Company’s Units as of September 30, 2016 being 17.

b) CNV General Resolution No. 629

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

•	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

•	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3), Section I, Chapter V, Title II of the CNV Rules.

16. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE ARGENTINE PESO

	September 30, 2016			December 31, 2015
	Amount in currencies other than the Argentine peso	Exchange rate(1)	Total	Amount in currencies other than the Argentine peso	Exchange rate(1)	Total
Noncurrent Assets
Other receivables
US Dollar	164	15.21	2,494	46	12.94	595
Real	10	4.68	47	10	3.31	33
Investments in financial assets US Dollar	483	15.21	7,353	—	—	—

Total noncurrent assets			9,894			628

Current Assets
Other receivables
US Dollar	140	15.21	2,129	407	12.94	5,267
Euro	8	17.06	136	6	14.07	84
Real	5	4.68	23	7	3.31	23
Chilean peso	—	—	—	27	0.02	1
Yens	—	—	—	119	0.11	13
Trade receivables
US Dollar	333	15.21	5,065	307	12.94	3,973
Chilean peso	9,604	0.02	192	16,971	0.02	339
Real	24	4.68	112	15	3.31	50
Investments in financial assets US Dollar	471	15.66	7,380	—	—	—
Cash and equivalents
US Dollar	501	15.21	7,620	1,009	12.94	13,056
Chilean peso	508	0.02	10	502	0.02	10
Real	2	4.68	9	4	3.31	13
Swiss francs	298	15.66	4,667	—	—	—

Total current assets			27,343			22,829

Total assets			37,237			23,457

Noncurrent Liabilities
Provisions
US Dollar	2,555	15.31	39,117	2,774	13.04	36,173
Loans
US Dollar	5,477	15.31	83,848	4,403	13.04	57,417
Real	13	4.72	63	4	3.35	13
Swiss francs	299	15.78	4,716	—	—	—
Accounts payable
US Dollar	32	15.31	490	37	13.04	482

Total noncurrent liabilities			128,234			94,085

Current Liabilities
Provisions
US Dollar	35	15.31	536	80	13.04	1,043
Taxes payable
Real	6	4.68	28	6	3.31	20
Chilean peso	794	0.02	16	1,077	0.02	22
Salaries and social security
US Dollar	—	—	—	7	13.04	91
Real	2	4.72	9	2	3.35	7
Chilean peso	450	0.02	9	423	0.02	8
Loans
US Dollar	1,421	15.31	21,761	1,543	13.04	20,121
Real	15	4.72	72	35	3.35	117
Accounts payable
US Dollar	1,510	15.31	23,118	1,877	13.04	24,476
Euro	13	17.21	224	26	14.21	369
Chilean peso	2,353	0.02	47	1,283	0.02	26
Real	506	4.72	2,388	14	3.35	47
Yens	4	0.15	1	29	0.11	3

Total current liabilities			48,209			46,350

Total liabilities			176,443			140,435

(1)	Exchange rate in pesos as of September 30, 2016 and December 31, 2015 according to Banco Nación Argentina.

17. SUBSEQUENT EVENTS

•	On October 14, 2016, the assignment of the following interests in the exploitation concessions between YPF and PEPASA was formalized: (i) 33.33% interest in Río Neuquén area for a price of US$72 million; and (ii) 80% interest in the Aguada de la Arena area for a price of US$68 million.

•	On October 17, 2016, YPF and its subsidiary YSUR Energía Argentina S.R.L., the Province of Neuquén and Gas y Petróleo del Neuquén S.A. (“GyP”) executed an agreement whereby, under Laws No. 17,319 24,145, 26,197, 26,741 and 27,007 and other relevant legislation in force, they decided, with the subsequent approval of the agreement by Executive Order No. 1431/2016 of the Province of Neuquén, and the ratification thereof by Provincial Law No. 3030/2016, the following:

i.	In relation to the Pampa de las Yeguas I and La Ribera I y II areas, the conversion of contracts with GyP into unconventional exploitation concessions without participation of GyP, for an associated term of 35 years, under the provisions of Law No. 27,007. The total investment commitment of YPF and its partners with respect to the granting of the said concessions amounts to US$220 million, of which US$170 million corresponds to YPF’s interest.

ii.	With respect to the La Amarga Chica, Bajada de Añelo and Bandurria Sur areas, the extension of the terms for the execution of the pilot projects up to a maximum term of 5 year pursuant to Law No. 27,007.

iii.	Regarding to the Aguada de Castro, Bajo del Toro, Cerro Arena, Cerro Las Minas, Chasquivil, Las Tacanas, Loma del Molle, Pampa de las Yeguas II and Salinas del Huitrín areas, the conversion of the contracts with GyP into unconventional exploration permits without participation of GyP, for the associated term of 4 years, under the provisions of Law No. 27,007, partially returning certain land in some of the aforementioned areas. The total activity commitment associated with the permits will entail an investment by YPF and its partners of an estimated US$232 million, of which US$155 million corresponds to YPF’s interest.

iv.	Finally, all of GyP’s interests in the Cerro Avispa, Cerro Partido, Loma del Mojón, Los Candeleros, Santo Domingo I, Santo Domingo II, Cortadera, Huacalera, Buta Ranquil I, Buta Ranquil II, Rio Barrancas, Chapúa Este, Corralera and Mata Mora areas were restored.

v.	In consideration for the granting of the permits, the concessions and the extension of terms for the execution of the pilot projects, YPF agreed to pay US$30 million to the Province of Neuquén, which will be partially repaid to YPF by its partners.

The Executive Order granting the respective Exploration Permits, the Exploitation Concessions and the new terms for the Pilot Plans has not yet been enacted.

•	In October 2016, the Company issued additional Class XXVIII Negotiable Obligations in the amount of US$197 million. These Negotiable Obligations will accrue interest at a fixed rate of 8.75% with the principal amount due in 2024. Simultaneously, these were exchanged for Class X Negotiable Obligations in the amount of US$ 157 million and Class XI Negotiable Obligations in the amount of 804.

As of the date of issuance of these condensed interim consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the condensed interim consolidated financial statements of the Group as of September 30, 2016 which were not already considered in such consolidated financial statements according to IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 16, 2016	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer